As filed with the Securities and Exchange Commission on January 30, 1998
                          Registration No. 33-89230-NY

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        POST EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM SB-2

                             REGISTRATION STATEMENT
                                    UNDER THE
                             SECURITIES ACT OF 1933

                      USA BRIDGE CONSTRUCTION OF N.Y., INC.
               (Exact Name of Registrant as Specified in Charter)

New York                      1700                             11-3032277
(State of Incorporation)      Primary Standard Industrial      (I.R.S. Employer
                              Classification Code Number     Identification No.)

     53-09 97th Place Corona, New York 11368 (718) 699-0100 (Address and Telephone Number of Principal Executive Offices and Principal Place of Business)

                           Joseph M. Polito, President
                                53-09 97th Place
                             Corona, New York 11368
                                 (718) 699-0100
           (Name, Address, and Telephone Number of Agent for Service)

     Copies to: David S. Klarman Klarman & Associates 10 East 60th Street, Suite 402 New York, New York 10022 (212) 688-9236 Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [X]

     If delivery of a prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 Cross Reference Sheet Pursuant to Rule 404 (a)
                      Showing the Location In Prospectus of
                   Information Required by Items of Form SB-2



     Item in Form SB-2                                        Prospectus Caption

 1.  Front of Registration
     Statement and Outside Front
     Cover Page of Prospectus                                 Cover Page and Cover Page of Registration Statement

 2.  Inside Front and Outside
     Back Cover Pages of
     Prospectus                                               Continued Cover Page, Table of Contents

 3.  Summary Information and                                  Prospectus Summary, Risk Factors, Summary
     Risk Factors                                             Financial Information

 4.  Use of Proceeds                                          Use of Proceeds

 5.  Determination of Offering
     Price                                                    Not Applicable

 6.  Dilution                                                 Risk Factors

 7.  Selling Securityholders                                  Principal Securityholders

 8.  Plan of Distribution                                     Cover Page, Plan of Distribution

 9.  Legal Proceedings                                        Business

10.  Directors, Executive Officers,
     Promoters and Certain Control
     Persons                                                  Management

11.  Security Ownership of
     Certain Beneficial Owners                                Principal Securityholders
     and Management

12.  Description of Securities                                Description of Securities


                                      -ii-



13.  Interest of Named Experts
     and Counsel                                              Legal Opinions, Experts


14.  Disclosure of Commission Position                        Management and Item 24. Indemnification
     on Securities Act Liabilities                            Officers and Directors

15.  Organization Within Five Years                           Prospectus Summary, Business, Principal
                                                              Securityholders, Certain Relationships and Related
                                                              Transactions, Risk Factors

16.  Description of Business                                  Business

17.  Management's Discussion                                  Management's Discussion and Analysis of Financial
     and Analysis or Plan of Operation                        Condition and Results of Operations

18.  Description of Property                                  Business

19.  Certain Relationships and Related
     Transactions                                             Certain Relationships and Related Transactions

20.  Market for Common Equity                                 Not Applicable
     and Related Stockholder
     Matters

21.  Executive Compensation                                   Management

22.  Financial Statements                                     Financial Statements

23.  Changes in and Disagreements                             Not Applicable
     with Accountants and Financial
     Disclosure




            Preliminary prospectus subject to completion, dated January 30, 1998

Prospectus
                            U.S. Bridge of N.Y., Inc.

                        3,494,500 shares of Common Stock

         The Company consummated a public offering of 860,000 shares (the "Shares") of common stock, par value $.001 per share (the "Common Stock"), of U.S. Bridge of N.Y., Inc. (the "Company") of which 764,500 shares and 494,500 Warrants (includes 64,500 shares and 64,500 Warrants issued upon the exercise of the over-allotment option) were sold by the Company and 160,000 shares and 3,000,000 Warrants were sold by certain selling securityholder in August 1995. The shares of Common Stock offered hereby are deliverable by the Company from time to time upon the exercise of the Warrants.

         Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $3.00 until August 8, 2000. On October 22, 1997, the board of directors of the Company voted to decrease the exercise price of the Warrants from $6.00 to $3.00. See "Description of Securities - Warrants." The Warrants are redeemable by the Company at any time upon 30 days' prior notice at a redemption price of $.05 each, provided that the closing bid quotation of the Common Stock for at least 20 consecutive trading days ending on the third day prior to the date on which the Company gives notice has been at least 150% of the exercise price of the Warrants being redeemed. The Warrants will remain exercisable during the 30 day notice period.

         The Company's securities are quoted on the Nasdaq National Stock Market ("Nasdaq") under the symbols "USBR" and "USBRW", for the Shares and Warrants, respectively. Quotation on Nasdaq does not imply that a meaningful sustained market for the Company's Securities has or will develop or if developed, that it will be sustained for any period of time. In the absence of a listing on Nasdaq, the Company's Securities will be available for trading in the over-the-counter market on the OTC Bulletin Board. See "Risk Factors."


           THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK
                 TO INVESTORS. SEE "RISK FACTORS on Page No. 7."

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

                 The date of this Prospectus is January 30, 1998

                              AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 under the Securities Act, with respect to the shares of Common Stock and Warrants to which this Prospectus relates. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be copied and inspected at the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C., 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information which is filed electronically through the Commission's Edgar system, all of which may be viewed through accessing the Commission's Web site located at http://www.sec.gov.

         The Company's fiscal year end is June 30. The Company is subject to the informational reporting requirements of the Exchange Act, and in accordance therewith, files periodic reports, proxy statements and other information with the Commission. In the event the Company's obligation to file such periodic reports, proxy statements and other information is suspended, the Company will voluntarily continue to file such information with the Commission. The Company will distribute to its stockholders annual reports containing audited financial statements, together with an opinion by its auditing accountants. In addition, the Company may, in its discretion, furnish quarterly reports to stockholders containing unaudited financial information for the first three quarters of each year.

                               PROSPECTUS SUMMARY

     The following summary is intended to set forth certain pertinent facts and highlights from material contained in the body of this Prospectus. The summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Prospectus.


     USA Bridge Construction of N.Y., Inc. (the "Company") was incorporated in the State of New York on September 4, 1990, as Metro Steel Structures, Ltd. The Company amended its Certificate of Incorporation to effect a change to in its name to U.S. Bridge of N.Y., Inc. on January 10, 1995. The Company amended its Certificate of Incorporation to effect a change to in its name to its current name on January 12, 1998. See "Recent Developments."

     The Company commenced operations in or about June 1993 to serve primarily as a general contractor for construction projects sponsored by federal, state, and local government authorities in New York State and Metropolitan areas. Though formed to operate as a general contractor, the Company operated initially only as a subcontractor. The Company=s goals were to become a general contractor for municipal projects; however, it needed financing to enable it to obtain bonding, which is required for all municipal projects. To date the Company has provided steel erection for building, roadway, and bridge repair projects for general contractors who have been engaged by private and municipal/governmental customers. As of September 30, 1997, the Company has completed in excess of eighteen (18) projects with an aggregate project value of $22,768,614 and is currently engaged in four (4) projects with an aggregate value of approximately $19,998,040. The Company plans to maintain its subcontractor presence in the steel industry; however, now that it has obtained general contractor bonding, it intends to focus on obtaining projects as a general contractor.

     In recent years there has been a resurrection in the construction industry in the New York Metropolitan Area. Major transportation arteries in New York are under extensive construction programs to increase their ability to handle the ever increasing volumes of traffic they carry. Work is in progress on the major thruways, expressways, and parkways across New York State. The Company currently is preparing subcontracting bids for some of the roadway projects in the Metropolitan area.

     The Company obtains its projects primarily through the process of competitive bidding. In response to bid requests, the Company submits to the soliciting entity a proposal detailing its qualifications, the services to be provided, and the cost of its services. Based on its evaluation of the proposals submitted, the soliciting entity awards the contract to the bidder it deems appropriate.

         The Company expects to bid on both private and public sector projects as a general contractor. Most of these projects, both public and private sector, shall require Bid Bonds and Payment and Performance Bonds. The Company=s ability to obtain bonding and its bonding capacity are primarily determined by its net worth, liquid working capital (consisting of cash and accounts receivable), past performance, management expertise, the number and size of projects under construction, and various other factors.

     In December 1996, the Company obtained a commitment for a Surety Bond Line of Credit ($10,000,000 single project limit) from United American Guarantee Company, Ltd. ("UAGC") for its general contracting projects. This commitment will allow the Company to pursue those general contracting projects in the public and private sectors which require performance bonds. To date, it has also allowed the Company to obtain Performance Bonds and Labor and Material Bonds for the three subcontracting projects which have required same: the Ecklec Co., Grand Central Terminal, and Korean Mission projects.

     The Company's executive offices are located at 53-09 97th Place, Corona, New York 11368. The Company's telephone number at its principal office is (718) 699-0100.

                                The Offering (1)

Securities Offered:                                           3,494,500 shares of Common Stock issuable
                                                              upon the exercise of the Warrants.

Outstanding prior to Warrant Exercise:
         Common Stock ...........                             2,302,515
         Warrants Y...YYYY..                                  3,494,500

  After the Exercise of  the Warrants:
         Common Stock ..........                              5,797,015

Use Of Proceeds .........                                     The net proceeds from the exercise of any Warrants will be used by the
                                                              Company for working capital. See "Use of Proceeds."

Terms of the WarrantsYY.                                      Each Warrant entitles the holder thereof to purchase one share of
                                                              Common Stock at $3.00 until August 8, 2000. The Warrants are redeemable by the Company at any time upon 30 days prior notice at a price of $.05 per Warrant, provided the closing bid quotation of the
                                                              Common Stock for at least 20 consecutive trading days ending on the third day prior to the day on which the Company gives notice has been at least 150% of the then effective exercise price of the Warrants.
                                                              The Warrants will remain exercisable during the 30 day notice period.
                                                              Any holder who does not exercise his Warrants prior to their expiration or redemption, as the case may be, will forfeit his right to exercise his Warrants.

Risk Factors                                                  An investment in the Securities offered hereby is highly speculative.
                                                              The statements contained in this Prospectus which are not historical facts contain forward looking information with respect to plans, projections or future performances of the Company, the occurrences of which involve certain risks and uncertainties as detailed herein. See
                                                              "Risk Factors."

NASDAQ Symbol(2)                                              Common Stock.............USBR
                                                              Warrants.....................USBRW
----------------------------------

     (1) Unless otherwise indicated, no effect is given in this Prospectus to the issuance of (i) 3,494,500 shares of Common Stock reserved for issuance upon the exercise of the Warrants and (ii) 1,000,000 shares of Common Stock reserved for issuance under the Company's 1996 Senior Management Incentive Plan, except for 125,000 shares which have been issued. See "Management - Senior Management Incentive Plan."

     (2) The Company securities are listed on the Nasdaq National Stock Market ("Nasdaq"). Quotation on Nasdaq does not imply that a meaningful, sustained market for the shares of Common Stock or Warrants has or will develop. In addition, continued inclusion in Nasdaq is subject to certain maintenance criteria. The failure to meet these maintenance criteria in the future may result in the discontinuance of the listing of the Company's shares and Warrants on Nasdaq, which may have an adverse effect on the market for the Company's Securities. See "Risk Factors."

Summary Financial Data:

         Set forth below is the historical summary financial information with respect to the Company for the years ended June 30, 1997 and 1996 and for the three months ended September 30, 1997 and 1996. The annual financial data for the Company has been derived from audited financial statements by Scarano & Tomaro, P.C., Certified Public Accountants. The selected historical financial data presented below at September 30, 1997 and 1996 are unaudited. In the opinion of management, the unaudited financial statements include all adjustments, consisting of normal recurring adjustments and accruals, necessary for a fair presentation of the financial position and results of operations of the Company for these periods. The summary historical financial data presented below should be read in conjunction with the audited financial statements of the Company and related notes thereto included elsewhere in this Prospectus.

Summary of Operations Data:


=========================================================================================================================

=========================================================================================================================
                         Three Months                                    Three Months
                         Ended                  Year  Ended              Ended                   Year  Ended
                         09/30/97                06/30/97                09/30/96                 06/30/96
-------------------------------------------------------------------------------------------------------------------------
Revenues                 $8,918,385             $15,455,699              $3,147,941              $7,091,396
-------------------------------------------------------------------------------------------------------------------------
Net Income (loss)        $562,511               $602,465                 $406,122                ($824,373)
-------------------------------------------------------------------------------------------------------------------------
Net Income (loss) per share (1)
                         $.24                   $.30                     $.21                    ($.46)
=========================================================================================================================

Summary Balance Sheets Data:


=============================================================================================================
                                    June 30                          September 30        September 30
-------------------------------------------------------------------------------------------------------------
                            1997                1996                 1997                1996
-------------------------------------------------------------------------------------------------------------
Working Capital             $5,645,087          $4,671,526           $6,205,300          $5,021,855
-------------------------------------------------------------------------------------------------------------
Total Assets                $12,278,818         $6,223,115           $14,507,409         $7,365,943
-------------------------------------------------------------------------------------------------------------
Total Liabilities           $6,612,286          $1,532,798           $8,278,366          $2,269,504
-------------------------------------------------------------------------------------------------------------
Stockholders' Equity        $5,666,532          $4,690,317           $6,229,043          $5,096,439
=============================================================================================================

     (1) Weighted average number of shares outstanding at September 30, 1997; September 30, 1996; June 30, 1997; and June 30, 1996 are 2,302,515; 1,907,515;
1,961,265; and 1,807,354; respectively.

                                  RISK FACTORS

         The Securities offered hereby are speculative and involve a high degree of risk. The purchase of Securities should not be considered by anyone who cannot afford the risk of loss of his entire investment. The statements contained in this Prospectus which are not historical facts contain forward looking information with respect to plans, projections or future performances of the Company, the occurrences of which involve certain risks and uncertainties as detailed herein.

         1. Unanticipated Costs, Expenses and Difficulties in Commencing Projects as a General Contractor. The Company has started to expand its business operations to include operating as a general contractor. The Company has not commenced construction on any public or private sector projects as a general contractor. It has, however, commenced two projects as prime contractor. Although the Company and Mr. Polito have experience as a subcontractor and in the erection and fabrication of steel structures, neither has experience as a general contractor. Further, as a general contractor, the Company will be responsible for all aspects of a project and will be required to hire and oversee the work of subcontractors. There can be no assurances that the Company will be able to successfully implement its business plan or that unanticipated expenses, problems or difficulties will not result in material delays in its implementation or ability for the Company to implement such plan.

         In addition to the unanticipated costs or problems that may be incurred as a general contractor, many contracts are also subject to completion requirements with liquidated damages assessed against the Company if schedules are not met. The Company has not been materially adversely affected by these provisions in the past as a subcontractor.

         2. Dependence on Bonding. As a general contractor, and to some extent as a subcontractor, the Company anticipates being required to provide bonding, in the form of bid and/or performance bonds. Bids are submitted to the company accepting the bids together with bid bonds. A Bid bond guarantees that the company submitting the bid will be able to submit all proper documentation in order to accept the project, in addition, it guarantees that a performance bond shall be issued upon acceptance of the bid, if same is required. Most government contracts require bonding.

         3. Inability to Obtain New York State Projects as a General Contractor. New York State agencies require bonds from bonding companies it has approved. The Company has received bonding from a company which is not approved for state and city projects. Therefore, the Company is unable to bid as a general contractor on projects for New York state and city agencies. The Company has approached several New York approved bonding companies, but as of the date hereof has not been approved by any company to receive bonding.

         In order to obtain bonding, in addition to credit checks and other due diligence disclosure requirements bonding companies require the company receiving bonding to have certain amounts of capital and liquid assets, and will base the amount of bonding it will issue based on a formula, devised by each individual bonding company, which primarily takes into account the Company's capital and liquid assets.

     There can be no assurance that it will be able to obtain bonding from a New York licensed bonding company. In addition, new or proposed legislation in various jurisdictions may require the posting of substantial additional bonds or require other financial assurances for particular projects. Therefore, there can be no assurances that the Company will be able to implement its proposed business plan to obtain projects as a general contractor. See "Business - The Company," "-- The Contract Process" and "-- Insurance and Bonding."

     4. Unit Bid Verse Lump-Sum Bid. In bidding on contracts there are two types of bid requests, at the option of the client requesting the bids, a unit cost bid and a lump-sum bid. The unit cost bid is based upon a cost per unit basis, where a lump sum bid obligates the Company to provide materials or services at fixed prices. In a lump-sum bid the risk of estimating the quantity of units required for a particular project is on the Company while in a unit cost bid the Company must estimate the per unit cost, not the number of units needed. Any increase in the Company's unit cost over its unit bid price or actual cost over its lump-sum bid, whether due to inefficiency, faulty estimates, weather, inflation or other factors, must be borne by the Company and may adversely affect its results of operations. See "Business - The Contract Process."

     5. Amount and Concentration of Construction Projects. For the year ended June 30, 1997 the Company had 3 unrelated customers, which accounted for approximately 86% of total revenues. For the three months ended September 30, 1997 the Company had 2 unrelated customers, which accounted for approximately 99% of total revenues. At June 30, 1997 and September 30, 1997, approximately 83% and 79% of contracts receivables are due from four and three customers, respectively, of total accounts receivable. The discontinuance of any of these projects, or a general economic downturn in the State of New York, in which the projects are located, could have a material adverse affect on the Company's results of operations.

     6. Competition. All aspects of the Company's business are and will continue to be highly competitive. The Company is one of many subcontractors which erect and furnish steel for projects, many of whom have substantially greater sales, personnel and financial resources than the Company. General contractors seeking construction contracts, request bids from several subcontractors as to the different areas of work to be performed on the project. These subcontractors compete primarily as to price, name recognition and prior performance record.

     As a general contractor, the Company will be competing with many larger, established and more experienced general contractors, who have name recognition and relationships with the federal and state municipalities and agencies as well as private companies which request bids on the projects the Company intends to bid on, including bridge and roadway repair and replacement as well as the furnishment and erection of steel structure for buildings. The Company's competitors are numerous and many have substantially greater research and development, marketing, financial and human resources than the Company. There can be no assurance that the Company will be able to compete successfully. See "Business - Competition."

     7. Dependence of Suppliers; Subcontractors; Union Employees. The Company receives approximately 60% of the steel it requires from Hirschfeld Steel Co., Inc. The Company currently depends upon various vendors to supply spare parts, cranes and other heavy equipment and its ability to hire skilled workers depends upon its ability to comply with certain union agreements and contracts. The Company does not depend on any one vendor to provide it with spare parts, cranes and other heavy equipment. The Company does rent an immaterial amount of cranes from Crowne Crane, Inc., a company of which Joseph Polito is a 50% shareholder and does rent an immaterial amount of generators and other equipment from Atlas Gem Leasing Inc., a company which is wholly owned by Joseph Polito. The Company believes that there are a sufficient number of vendors, so that in the event any individual or group of vendors can no longer service the Company's needs, the Company will be able to find other vendors at competitive prices. The Company does hire skilled steel workers represented by the International Union of Structural Ironworkers, Local 40, operating engineers locals 14, 14B, 15, 15A, 15C and 15D and cement masons local 780 (collectively referred to as the "Unions") and must comply with agreements between the Company and the Unions, which agreements regulate all employment issues between the Company and the Union employees including pay, overtime, working conditions, vacations, benefits, etc., and which agreements expire on June 30, 1999. No assurance can be given that the Company will continue to be in compliance with the Unions or successfully negotiate extensions to the Company's agreements with such Unions. In the event problems or conflicts with the Unions arise or there is a loss of skilled steel and operating engineers, this would have a detrimental effect on the Company's operations.

     The Company's success as a general contractor, in part, will be dependent, upon its ability to hire workers and comply with union contracts and agreements, oversee and retain qualified subcontractors to perform certain work for projects the Company receives as general contractor. Although the Company believes that it will be able to attract subcontractors to bid on projects it bids as general contractor, there can be no assurances. The Company will be responsible for performance of the entire contract, including the work done by subcontractors. Accordingly, the Company may be subject to substantial liability if a subcontractor fails to perform as required. Also there may be unanticipated difficulties in hiring and overseeing subcontractors of which the Company is currently not aware of. See "Business - Suppliers and Subcontractors" and "-- The Contract Process."

     8. Government Regulation: Potential Liability for Environmental Damages and Personal Injuries. The Company must comply with the Occupational Safety and Health Administration ("OSHA"), a federal agency which regulates and enforces the safety rules and standards for the construction industry. In addition, the Company must also comply with a wide range of other state and local rules and regulations applicable to its business, including regulations covering labor relations, safety standards, affirmative action and the protection of the environment including requirements in connection with water discharge, air emissions and hazardous and toxic substance discharge. Continued compliance with OSHA and the broad federal, state and local regulatory network is essential and costly and the failure to comply with such regulations may have an adverse effect on the Company's operations.

     The construction industry is subject to significant risks of statutory, contractual and common law liability for environmental damages and personal injury. The Company, and in certain instances, its officers, directors and employees, may be liable for claims arising from its on-site or off-site services, including mishandling of hazardous or non-hazardous waste materials, or environmental contamination caused by the Company or its subcontractors, the costs for which could be substantial, even if the Company exercises due care and complied with all relevant laws and regulations. The Company is also subject to worker and third party claims for personal injury, resulting in substantial liability for which it may be uninsured. The Company carries insurance which it considers sufficient to meet regulatory and customer requirements and to protect the Company's assets and operations. Nevertheless, an uninsured claim against the Company could have a material adverse effect on the Company's financial condition and results of operations. Moreover, any inability to obtain insurance of the type and in the amounts required in connection with specific projects could impair the Company's ability to bid or complete such projects. See "Business - Government Regulations" and " --Litigation."

     9. Tax Lien. As of December 5, 1997 the Company owes the Internal Revenue Service, New York State and New York City withholding taxes of approximately $976,000. If such amounts are not paid by the Company, the state and city agencies can levy on the accounts, assets and future earnings of the Company. The Internal Revenue Service has placed a tax lien on the Company's assets until all such taxes are paid. See "Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources for Plan of Payment."

     10. Seasonality; Weather Conditions. Though the Company does not believe its business is seasonal, its operations slow during the winter months due to the decreased productivity of the workers caused by the inability to work in severe weather conditions. As a result of the foregoing, the Company's costs are increased.

     11. Control by Management, U.S. Bridge Corp. and Joseph Polito. Joseph. Polito, president, a director owns approximately 61% of the common stock of the Company's parent, U.S. Bridge Corp. ("Corp."). Accordingly, Mr. Polito through his ownership of Corp. will continue to be able to elect the entire board of directors of the Company and to direct the affairs of the Company. The investors in this Offering will not be able to elect any of the directors.

     A Special Warrant was issued to Corp. under which Corp. may purchase shares of the Company's Common Stock at a purchase price of $2.50 per share, in the event that Corp.'s ownership of the Company's Common Stock falls below 50%, due to the exercise of the Warrants. The Special Warrant with respect to the exercise of Warrants is only exercisable to such extent that the number of shares of Common Stock acquired upon its exercise shall increase Corp.'s ownership of the Company's Common Stock to no more than 50.1% of the issued and outstanding shares of Common Stock at the date of exercise. In addition, the Company shall issue to Corp. one share of its Series A Preferred Stock for every ten shares of Common Stock issued pursuant to the exercise of the Warrants. Each share of Series A Preferred Stock shall have the right to ten votes on all matters submitted to a vote of the shareholders. See "Description of Securities
- Series A Preferred Stock" and "-- Special Warrant."

     12. Conflicts of Interest. Joseph Polito is an officer, director and principal shareholder of various companies in addition to the Company.

     On June 16, 1995, the board of directors formed an audit committee, which committee comprises the Company's two outside directors and one inside director, Ronald Polito. The audit committee reviews the Company's audited financial statements and any potential conflicts of interest between any of the Company's officers, directors, employees, affiliates or associates. In addition to the audit committee reviewing and resolving any conflicts of interest, the officers and directors of the Company have a fiduciary obligation to deal fairly and in good faith with the Company. Inasmuch as the Company leases equipment from Crowne Crane, Inc. or Atlas Gem Leasing, Inc., the Company checks prices in the industry prior to engaging in any such transactions and will transact business with such companies only on terms which may be considered similar. The audit committee intends to exercise reasonable judgment and take such steps as they deem necessary under all of the circumstances in resolving any specific conflict of interest which may occur and will determine what, if any, specific measures, such as retention of an independent advisor, independent counsel or special committee, may be necessary or appropriate. There can be no assurance that the Company will employ any of such measures or that conflicts of interest will be resolved in the best interest of the shareholders of the Company. The fact that Joseph Polito is an officer, director and principal shareholder in other companies including those that transact business with the Company, opens the potential that there may be conflicts of interest in decisions made by Mr. Polito, which may compromise his fiduciary duty to the Company. Any remedy under state law, in the event such circumstances arise, would most likely by prohibitively expensive and time consuming. Mr. Polito estimates he devotes 80% of his business time to the operations of the Company and a combined 20% to all the other companies he owns and operates. See "Management," "Certain Relationships and Related Transactions," "Business-History" and "Description of Securities."

     13. Dependence on Management. The Company is dependent upon the personal efforts and abilities of Joseph Polito, the Company's president and the majority shareholder of Corp., of which the Company is a majority owned subsidiary. Mr. Polito has entered into a three year employment agreement expiring April 1998, with the Company and he is restricted from competing with the Company pursuant to provisions in the employment agreement. Mr. Polito has agreed to devote 80% of his time to the business of the Company. The loss of the services of Mr. Polito would adversely affect the business of the Company. Neither the Company nor Corp. have any key-man insurance on the life of Mr. Polito or any other officer or director. See "Management - Employment Agreements."

     14. Indemnification of Officers and Directors. As permitted under the New York General Corporation Law, the Company's Certificate of Incorporation provides for the indemnification and elimination of the personal liability of the directors to the Company or any of its shareholders for damages for breaches of their fiduciary duty as directors. As a result of the inclusion of such provision, shareholders may be unable to recover damages against directors for actions taken by them which constitute negligence or gross negligence or that are in violation of their fiduciary duties. The inclusion of this provision in the Company's Certificate of Incorporation may reduce the likelihood of derivative litigation against directors and other types of shareholder litigation. See "Business-Recent Developments" and "Management."

     15. Limited Public Market for Securities. At present there is a limited public market for the Company's Securities, which are traded on the Nasdaq National Market under the symbol "USBR". There is no assurance that a continued regular trading market will develop, or if one does develop, that it will be sustained for any period of time. Therefore, purchasers of the Company=s securities may be unable to resell such securities at or near their original offering price or at any price. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral for loans even if a regular trading market develops. The underwriter of the Company's public offering, was a dominant influence in the market for the Company's securities until August 1996. In August 1996, the underwriter ceased operations. The market for the Company's securities have been significantly affected and may continue to be affected by the loss of this market maker's participation in the market, including decreasing significantly the liquidity of an investment in such securities.

     16. No Dividends and None Anticipated. The Company has not paid any dividends nor, because of its present financial status and its contemplated financial requirements, does it contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future. See "Dividend Policy."

     17. Increase Public Float Through Shares Available for Resale. A total of 2,302,515 shares of Common Stock have been issued by the Company of which 1,225,665 shares may be deemed "restricted securities" (as such term is defined in Rule 144 issued under the Act) and, in the future, may be publicly sold only if registered under the Act or pursuant to an exemption from registration. Any such sales under Rule 144 would, in all likelihood, have a depressive effect on the market price for the Company's Common Stock and Warrants. See "Shares Eligible for Future Sale."

     18. Possible Future Dilution. The Company has authorized capital stock of 10,000,000 shares of Common Stock, par value $.001 per share. Inasmuch as the Company may use authorized but unissued shares of Common Stock without stockholder approval in order to acquire businesses, to obtain additional financing or for other corporate purposes, there may be further dilution of the stockholders' interests.

     19. Restrictions on Exercise of Warrants; Necessity for Updating Registration Statement. The Warrants are not exercisable unless, at the time of the exercise, the Company has a current prospectus covering the shares of Common Stock issuable upon exercise of the Warrants and such shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the Warrants. The Company is filing this post-effective amendment and must have same declared effective before the Warrants may be exercised. The Company has undertaken to use its best efforts to have all of the shares of Common Stock issuable upon exercise of the Warrants registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the Warrants; however, there is no assurance that it will be able to do so. The Company will notify all Warrantholders and its transfer agent that the Warrants may not be exercised in the event there is no current prospectus.

     Although the Warrants will not knowingly be sold to purchasers in jurisdictions in which the Warrants are not registered or otherwise qualified for sale, purchasers may buy Warrants in the after-market or may move to jurisdictions in which the shares underlying the Warrants are not so registered or qualified during the period that the Warrants are exercisable. In this event, the Company would be unable to issue shares to those persons desiring to exercise their Warrants unless and until the shares could be qualified for sale in the jurisdictions in which such purchasers reside, or an exemption from such qualification exists in such jurisdictions, and Warrantholders would have no choice but to attempt to sell the Warrants in a jurisdiction where such sale is permissible or allow them to expire unexercised. See "Description of Securities
- Warrants."

     20. Possible delisting of Securities from NASDAQ System; Risks of Low Priced Stocks. In August 1997 Nasdaq increased its maintenance whereby in order to continue to be listed on Nasdaq, the Company is required to maintain (i) net tangible assets of at least $4,000,000, (ii) a minimum bid price of $1.00, (iii) two market makers, (v) 400 stockholders, (vi) at least 750,000 shares in the public float and (vii) a minimum market value for the public float of $5,000,000. In the event the Company's Securities are delisted from Nasdaq, trading, if any, in the Securities would thereafter be conducted on either the Nasdaq SmallCap Stock Market or in over-the-counter market on the OTC Bulletin Board. Consequently, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the Company's Securities. Quotation on Nasdaq does not imply that a meaningful, sustained market for the Company's Securities will develop or if developed, that it will be sustained for any period of time.

     21. Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on Nasdaq provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this Offering may find it more difficult to sell their securities.

     22. Potential Adverse Effect of Redemption of Warrants. The Warrants may be redeemed by the Company at any time during the period they are exercisable upon notice of not less than 30 days, at a price of $.05 per Warrant, provided the closing bid quotation of the Common Stock for at least 20 consecutive trading days ending on the third day prior to the day on which the Company gives notice has been at least 150% of the then effective exercise price of the Warrants. Redemption of the Warrants could cause the holders to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, to sell the Warrants at the then current market price when they might otherwise wish to continue to hold the Warrants, or to accept the redemption price, which is likely to be substantially less than the market value of the Warrants at the time of redemption. The Company will not redeem the Warrants at any time in which its registration statement is not current, so that investors will be able to exercise their Warrants during the 30-day notice period in the event of a Warrant redemption by the Company. See "Description of Securities - Warrants."

                                 DIVIDEND POLICY

         The Company has not paid cash dividends and intends to retain earnings, if any, in the foreseeable future for use in its activities. Payment of cash dividends on the Company's Common Stock in the future will be wholly dependent upon the Company's earnings, financial condition, capital requirements and other factors deemed relevant by the Board of Directors. It is not likely that cash dividends will be paid on the Company's Common Stock in the foreseeable future.


                                 USE OF PROCEEDS

         The maximum net proceeds to be received if all the Warrants are exercised is $10,483,500. However, there can be no assurances that any or any portion of the Warrants will be exercised and due to the current bid price of the Common Stock the Company does not expect any of the Warrants to be exercised at this time.

                MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
                                    MATTERS

Market Information.

     The Company's Common Stock and Warrants are currently quoted on the Nasdaq National Stock Market. The following table sets forth representative high and low sale price quotes as reported by a market maker, during the period from August 9, 1995 through September 30, 1997. Price quotations reflect prices between dealers, do not include resale mark-ups, mark-downs or other fees or commissions.

                                                               Common Stock              Warrants
Calendar Period                                               Low      High             Low      High

         1995
08/09/95 - 09/30/95                                           6 7/8      9 3/8           2 7/8    4
10/01/95 - 12/31/95                                           7 1/4    10 3/8            3 1/2    5 7/8
         1996
01/01/96 - 03/31/96                                           9 3/4    10 1/2            5 1/4    6 1/2
04/01/96 - 06/30/96                                           9 1/2    10 7/8            5 1/4    6 5/8
07/01/96 - 09/30/96                                           1        10 3/4              3/16   6
10/01/96 - 12/31/96                                           1 1/8      2 1/16            3/32     13/32
         1997
01/01/97 - 03/31/97                                           1 3/8      2 3/4             5/32     5/8
04/01/97 - 06/30/97                                           1 9/16     2 5/8             9/32     17/32
07/01/97 - 09/30/97                                           2 3/16     2 23/32           1/4      15/32
-----------------------

     Each Warrant entitles the holders thereof to purchase one share of the Company's Common Stock at an exercise price of $3.00 per share, respectively, until August 8, 2000. The Warrants and the underlying shares of Common Stock are in registered form, pursuant to the terms of a Warrant agreement between the Company and North American Transfer Co., as warrant agent, so that the holders of the Warrants will receive upon their exercise and payment therefor, unrestricted shares of Common Stock.

     As of September 30, 1997, there were approximately 20 holders of record of the Company's Common Stock, although the Company believes that there are approximately 1200 additional beneficial owners of shares of Common Stock held in street name. As of September 30, 1997, the number of shares of Common Stock outstanding of the Company was 2,302,515.

     The Company has paid no dividends and has no present plan to pay dividends. Payment of future dividends will be determined from time to time by its board of directors, based upon its future earnings (if any), financial condition, capital requirements and other factors. The Company is not presently subject to any contractual or similar restriction on its present or future ability to pay such dividends.

                                    BUSINESS

History

         The Company was incorporated in the State of New York, on September 4, 1990, as Metro Steel Structures, Ltd. The Company amended its Certificate of Incorporation to effect a change in its name to its current name on January 31, 1995. Additionally, the Company amended its authorized capital (i) to increase the number of authorized shares of Common Stock from 200 to 10,000,000; (ii) to increase the par value of the Common Stock from no par value to $.001 par value per share; (iii) to authorize 500,000 shares of Preferred Stock, par value $.01 per share ( "the Preferred Stock"); and (iv) to designate 400,000 shares of the Company=s Preferred Stock as "Series A Preferred Stock." Also as of such date, the Company effected a 29,687.50 for one forward split of its Common Stock, pursuant to which there became 950,000 shares of Common Stock outstanding.

     Pursuant to an agreement and plan of merger by and between the Company and Corp. effective as of April 25, 1994, Corp. issued an aggregate of 3,540,000 shares of its common stock to the stockholders of the Company and One Carnegie Court Associates, Inc. ("One Carnegie") - 2,820,000 to the stockholders of the Company and 720,000 to the stockholders of One Carnegie - in exchange for all of said stockholders= issued and outstanding shares. Joseph Polito, the principal stockholder of the Company and the sole stockholder of One Carnegie, received, in exchange for his shares of the Company=s Common Stock and One Carnegie=s common stock, 2,380,000 and 720,000 shares, respectively, of Corp.=s common stock. The "Acquisitions" were accounted for as a "recapitalization" of Corp. Accordingly, both the Company and One Carnegie became wholly owned subsidiaries of Corp., of which company Joseph Polito became an 80% shareholder, which decreased to 75.4% upon the completion of the Company=s initial public offering in August 1995.

     Immediately prior to the acquisition of the Company by Corp., the Company completed a private placement offering of its Common Stock, whereby the Company sold an aggregate of 148,200 shares (post stock split) of its Common Stock. The Company received net proceeds of $502,594 after the deduction of offering expenses of $47,406.

     Pursuant to the terms of the acquisition, each subscriber in the private placement exchanged each Company share held prior to the acquisition for 20,000 post reverse split shares of Corp.=s common stock. Corp. agreed to register the shares purchased in the private placement in a Registration Statement under the Securities Act of 1933, as amended (the "Act"), one time only, upon demand by any of the investors in the private placement, after June 30, 1995.

     The Company commenced operations in or about June 1993 to serve primarily as a general contractor for construction projects sponsored by federal, state, and local government authorities in New York State and in the New York City metropolitan area. Previously, through other entities, Joseph Polito furnished and provided steel erection as a subcontractor for private and governmental construction projects. Since its commencement of operations in June 1993, the Company has provided steel erection for building, roadway, and bridge repair projects for general contractors who have been engaged by private and municipal/governmental customers. As of September 30, 1997, the Company has completed in excess of eighteen (18) projects, with an aggregate project value of $22,768,614, and is currently engaged in four (4) projects with an aggregate value of approximately $19,998,040. The Company plans to maintain its subcontractor presence in the steel industry; however, now that it has obtained general contractor bonding, it intends to focus on obtaining projects as a general contractor.

     Though formed to operate as a general contractor, the Company operated initially only as a subcontractor. The Company=s goals were to become a general contractor for municipal projects; however, it needed financing to enable it to obtain bonding, which is required for all municipal projects.

     On June 15, 1993, the Company purchased, from Atlas Gem Erectors Co., Inc. ("Atlas Gem"), six then existing contracts to perform steel erection services for the following projects: Stillwell Avenue, 39th Street Bridge Rehabilitation, Honeywell Street Bridge, New England Thruway, Lemon Creek, and Kosciuszko Bridge. Upon its sale of these contracts to the Company and its completion of its final project in September 1994, Atlas Gem ceased operations. The Company purchased Atlas Gem=s contracts to add to its then backlog in order to avoid a conflict of interest, as the two entities - which were controlled by Joseph Polito as officer, director, and principal stockholder - were engaging in similar, but different work.

Recent Developments

     In June 1996, the Company entered a prime contracting agreement with EklecCo, the owner of the Palisades Power Mall located in West Nyack, New York, to perform structural steel erection services. The estimated aggregate value of the contract is $10,373,552. The mall is estimated to be approximately 3,900,000 square feet upon completion. The project is to be performed in two phases. The Company commenced work on Phase I in June 1996. As of September 30, 1997, the project is 79% complete.

     In July 1996, the Company entered into a prime contracting agreement with Tishman Construction Corporation of New York (construction manager) to perform steel erection services on the Louis Vuitton Office Tower owned by Starre Realty and located on East 57th Street in New York, New York. Commencement of the project was delayed due to conflict not involving the Company, which conflict has since been resolved. The Company expects to recommence work on this project by the end of calendar 1997. In or about December 1996, the Company obtained confirmation of United Casualty and Surety Insurance Company=s willingness to issue a performance bond for the Company as general contractor of this project; however, the construction manager subsequently waived its bond requirement. As of September 30, 1997, the project is 67% complete.

     In October 1996, the Company entered into a subcontracting agreement with Hannibal Construction Co., Inc. (general contractor) to provide certain structural steel work for rehabilitation of the Hellgate Viaduct Structures, located in Philadelphia, Pennsylvania, owned by the National Railroad Passenger Corporation (AMTRAK). Work on the project has been completed.

     In November 1996, the Company entered into a subcontracting agreement with N.Y. Iron (general contractor) to provide structural steel work for the Indonesian Mission owned by the United Nations. Work on the contract has been completed.

     In January 1997, the Company entered into a subcontracting agreement with Humphreys & Harding, Inc. to perform certain structural steel erection work for the Permanent Mission to the Republic of Korea, located in New York, New York. The contract price is $1,500,000. As of September 30, 1997, work on the project is 16% complete.

     As of May 1997, the Company was in arrears in the amount of $480,000 in payments due under its lease with R.S.J.J. Realty Corp. ("RSJJ"). This arrearage was converted into equity as follows: on June 19, 1997, the Company issued 270,000 shares of common stock to Corp., for the cancellation of the debt owed to RSJJ. Corp., in turn, issued 200,000 shares of its Common Stock to Joseph Polito and 150,000 shares of its Common Stock to RSJJ. RSJJ then transferred all of such shares to RSJJ=s mortgagor, which agreed to accept said shares as payment of RSJJ's outstanding mortgage. See "Item 12. Certain Relationships and Related Transactions."

     In October 1997, the Company=s Board of Directors adopted a resolution decreasing the exercise price of the Company's outstanding public warrants from $6.00 to $3.00. No other terms of the warrants were amended. In addition, the Board authorized the Company to prepare and file a post-effective amendment to its registration statement to update the information therein enabling the warrants to become exercisable.

     On January 7, 1998, the Company held its annual shareholders meeting. At the meeting, the five existing members of the Board of Directors were re-elected. The shareholders also approved a proposal to change the name of the Company to USA Bridge Construction of N.Y., Inc., pursuant to a settlement agreement with The Ohio Bridge Corporation ("Ohio") regarding the use of the "U.S. Bridge" name trademarked by Ohio. The Company Amended its Certificate of Incorporation to reflect the name change on January 12, 1998. Additionally, a vote on the proposal to change the domicile of the Company to the State of Delaware was adjourned until February 3, 1998.

The Company

         The following table lists, as of June 30, 1997, (i) all companies in which Joseph Polito is either an Officer, Director, or principal shareholder; and (ii) the activities engaged in by such companies with the Company or any of its subsidiaries:

                                    Year            J. Polito's                      Activities with the        Place of
Company Name(1)                     of Inc.         Title             Ownership(%)   Company and NY             Business

U.S. Bridge Corp.(2)                1988            Pres./Director    61%            Parent Company             Queens, NY

One Carnegie Court                  1990            Pres./Director    0%             Subsidiary of Corp.        Waldorf, MD
 Associates, Inc. (3)(5)(6)

R.S.J.J. Realty Corp.(4)            1983            Pres./Director    100%           Leases the offices and     Queens, NY
                                                                                     storage space to the
                                                                                     Company

Crown Crane, Inc.(4)                1988            --                50%            Supplies cranes to the     Brooklyn, NY
                                                                                     Company for use in the
                                                                                     erection of steel

Atlas Gem Leasing,                  1986            Pres./Director    100%           Supplies welding           Queens, NY
Inc. (4)                                                                             machines and compressors
                                                                                     to the Company

Atlas Gem Erectors                  1986            Pres./Director    100%           Sold certain construction  No office
  Co., Inc. (4)(7)                                                                   contracts to the Company;
                                                                                     ceased operations 9/94

Gem Steel Erectors                  1966            Pres./Director     100%          No business relationship;  No office
 Inc.(4)(8)                                                                          ceased operations 3/91

Waldorf Steel                       1990            Pres./Director     100%          Provided steel to the      No office
Fabricators, Inc.(3)(5)                                                              Company; ceased
                                                                                     operations in 8/95

U.S. Bridge Corp.                   1994            Pres./Director     0%            Subsidiary of  Corp.;      No office
(Maryland) (2)(9)                                                                    ceased operations in 11/96

U.S. Bridge of N.Y.,                1990            Pres./Director     56.3%         Provides steel erection    Queens, NY
Inc.(4)(10)                                                                          buildings, roadway, and
                                                                                     bridge repair projects

     (1) Except as disclosed hereunder, no company listed is beneficially owned by another entity; nor does any company have any subsidiaries. No company listed has conducted any business operations under any name except for its corporate name, except for Corp. See "-History." -----

     (2) Incorporated in the State of Delaware.

     (3) Incorporated in the State of Maryland.

     (4) Incorporated in the State of New York.

     (5) One Carnegie owned the property, building, and equipment which it leased to Waldorf Steel Fabricators, Inc. ("Waldorf") prior to August 1, 1995, as of which date it began leasing to U.S. Bridge Corp. (Maryland) ("MD") until MD ceased operations in November 1996.

(footnotes from previous page)

     (6) Formed in December 1990, One Carnegie is a wholly-owned subsidiary of Corp. Joseph Polito, through his ownership of approximately 61% of the outstanding shares of Corp. may be deemed the beneficial owner of the shares of One Carnegie owned by Corp.

     (7) Ceased operations in September 1994.

     (8) Ceased operations in March 1991.


     (9) MD was incorporated in the state of Delaware on September 21, 1994 and is a wholly-owned subsidiary of Corp. It was formed to provide labor for the fabrication of steel by Waldorf, which it provided until August 1, 1995, when Waldorf ceased operations.

     (10) Joseph Polito, through his ownership of approximately 61% of the outstanding shares of the Corp., may be deemed the beneficial owner of the shares of the Company owned by Corp.
                         Schedule of Completed Contracts

Project Name                                 Contract Amount                              Contract Date            Type of Contract
------------                                 ---------------                              -------------            ----------------
Van Wyck                                     $ 195,500                                    April 1992               Lump-Sum
39th Street Bridge                            2,538,252                                   June 1993                Lump-Sum
39th Street (Demolition)                        679,046                                   February 1993            Lump-Sum
New England Thruway                           2,409,058                                   June 1993                Lump-Sum
Honeywell                                     1,100,000                                   June 1993                Joint Venture (1)
Kosciuszko Bridge                             3,034,281                                   June 1993                Lump-Sum
Stillwell Avenue Bridge                       8,084,655                                   June 1993                Lump-Sum
Cross Bronx Expressway                           60,176                                   March 1994               Lump-Sum
Robert Moses Causeway                           540,118                                   December 1994            Lump-Sum
4th Avenue Bridge                               387,965                                   March 1995               Lump-Sum
201 East 80th Street                          1,692,797                                   May 1995                 Lump-Sum
Centereach                                      186,500                                   June 1995                Lump-Sum
Pro-Camera                                       50,275                                   August 1995              Lump-Sum
UDC                                              82,400                                   August 1995              Lump-Sum
Williamsburg Houses (2)                         708,450                                   April 1996               Lump-Sum
South Avenue Plaza                              274,045                                   May 1996                 Lump-Sum
Hellgate Viaduct Structures                     208,750                                   Oct. 1996                Lump-Sum
Indonesian Mission                              348,000                                   Nov. 1996                Lump-Sum
Others(3)                                       188,346                                   N/A                      N/A
                  Total                       22,768,614

     (1) Joint venture with John P. Picone, Inc. ("Picone"), whereby the Company entered into a consulting agreement with Picone, who was awarded the project. The agreement provided that for 50% of the profits of the project, the Company would provide Picone with its expertise in steel erection, supply qualified workers, and oversee the rehabilitation of the bridge. Picone put the Company's employees on its payroll and incurred all the expenses of the project.

     (2) This project, which bore an original contract price of $2,517,651, was on hold for a considerable period of time pending a dispute not involving the Company. The Company believes that it will not return to this project and thus deems the project complete.

     (3) Total estimated project value of a collection of smaller projects completed.

     Inasmuch as the Company purchased steel from Waldorf or leases equipment from Crown Crane, Ltd. or Atlas Gem Leasing, Inc., the Company shall check prices in the industry prior to engaging in any such transactions and will transact business with such companies only on terms which may be considered similar. The audit committee of the Board of Directors intends to exercise reasonable judgment and take such steps as it deems necessary under all of the circumstances to resolve any specific conflict of interest which may occur and will determine what, if any, specific measures, such as retention of an independent advisor, independent counsel, or special committee, may be necessary appropriate. The fact that Joseph Polito is an officer, director, and principal shareholder in other companies, including those that transact business with the Company, opens the potential that there may be conflicts of interest in decisions made by Joseph Polito, which may compromise his fiduciary duty to the Company. Any remedy under state law, in the event such circumstances arise, most likely would be prohibitively expensive and time consuming. See "Item 1. Description of Business-Suppliers and Subcontractors."

Industry Overview

     1997 has brought about a resurrection in the construction industry in the New York City metropolitan area. Major transportation arteries in New York are under extensive construction programs to increase their ability to handle the ever increasing volumes of traffic they carry. Work is in progress on the major thruways, expressways, and parkways across New York State. The Company currently is preparing subcontracting bids for some of the roadway projects in the New York City metropolitan area.

     These projects positively affect the availability of work in diverse disciplines in the construction industry: landscaping, concrete, paving, steel, etc. The Company has qualified as a bidder (and expects to place a bid by the end of November 1997) for a project for the JFK Airport, international arrivals building, Korean Air and Lufthansa terminals.

     Apart from the infrastructure construction programs, there has been an impressive increase in the restoration, alteration, and expansion of office space, residential properties, and public facilities. This increase has resulted in the Korean Mission subcontracting project. There also appears to be an infusion of foreign investment capital into the depressed real estate market in New York, prompting major renovations and alterations. This capital infusion enhances the value of property and therefore increases the incentive for new development.

Marketing

     The Company obtains its projects primarily through the process of competitive bidding. Accordingly, the Company's marketing efforts include the following: (i) subscribing to bid reporting services; (ii) monitoring trade journals including Engineering Record News, Dodge Report, and Brown's Letter, Inc.; (iii) monitoring daily newspapers and real estate publications; (iv) membership and networking in affiliated organizations including Allied Building Trades; (v) maintaining contracts with developers and other general contractors; and (vi) requesting notification from various government agencies as to bid solicitations being requested.

The Contract Process; Bidding

     In response to bid requests, the Company submits to the soliciting entity a proposal detailing its qualifications, the services to be provided, and the cost of its services. Based on its evaluation of the proposals submitted, the soliciting entity awards the contract to the bidder it deems appropriate. Generally, the contract for a project is awarded to the lowest bidder, although other factors may be taken into consideration.

     The Company submits its bids after management performs a detailed review of the project specifications, an internal review of the Company=s capabilities and equipment availability, and an assessment of whether the project is likely to attain targeted profit margins. In bidding on contracts, there are two types of bid requests made by the soliciting entity: a unit cost bid and a lump-sum bid. The unit cost bid is based upon a cost per unit basis; a lump-sum bid obligates the Company to complete the project at a fixed price. With a lump-sum bid, the risk of estimating the quantity of units required for a particular project is on the Company, while with a unit cost bid, the Company must estimate the per unit cost, not the number of units needed. Any increase in the Company's unit cost over its unit bid price or cost over its lump-sum bid, whether due to inefficiency, faulty estimates, weather, inflation, or other factors, must be borne by the Company and may adversely affect its results of operations.

     Upon receipt by a New York City agency of notification that a bid submitted for a project has been declared the low bid, the city's procurement policy requires that the New York Finance Committee then approve all funds to be allocated to such project. During this time, if the Company is the low bidder, it must provide the New York City agency with such documents as are required - including a Payment and Performance Bond and a Labor and Material Bond - in order to be approved to undertake the project. Once the New York City Finance Committee has cleared the allocation of funds for a project and the agency has cleared all the documentation required to be submitted by the contractor, a starting date and time table is set up for the project.

     Most government contracts provide for termination of the contract at the election of the customer, although in such event, the Company is generally entitled to receive a small cancellation fee. Many of the Company's contracts are also subject to completion requirements with liquidated damages assessed against it if schedules are not met.

     While Joseph Polito has been in the construction business for many years, the Company has only recently started bidding on projects as a general contractor, and the Company may incur unanticipated expenses, problems, or difficulties which may affect its bid prices and project profitability. Though the Company has been the low bidder on several public sector and private sector bids, it has not commenced any Company public or private sector projects as a general contractor. It has, however, commenced two projects as prime contractor.

     The Company expects to act as a general contractor on some of the projects it will undertake in the near future and will need to hire subcontractors to perform certain jobs such as electrical and mechanical work, though it shall continue also to bid as a subcontractor at the request of other general contractors. As general contractor, the Company will be responsible for the performance of the entire contract, including work assigned to subcontractors. Accordingly, the Company is subject to liability associated with the failure of subcontractors to perform as required under the contract; thus, the Company may require its subcontractors to furnish Performance Bonds. Affirmative action regulations, however, require the Company to use its best efforts to hire minority subcontractors for a portion of the project and some of these minority subcontractors may not be able to obtain such surety bonds.

Insurance and Bonding

         The Company maintains general liability and excess liability insurance, insurance covering its construction equipment, and workers' compensation insurance in amounts it believes are consistent with industry practices. The Company carries liability insurance of $1,000,000 per occurrence which management believes is adequate for its current operations.

         Although the Company generally has not been required to provide Performance Bonds to general contractors when acting as a subcontractor, it may be required to furnish bonds guaranteeing its performance as a subcontractor in the future. Currently, the Company is serving as a subcontractor on two projects. For the EklecCo prime contracting project and the Grand Central Terminal and Korean Mission subcontracting projects, the Company has been required to provide, and has provided, Performance Bonds and Labor and Material Bonds.

         The Company expects to bid on both private and public sector projects as a general contractor. Most of these projects, both public and private sector, shall require Bid Bonds and Payment and Performance Bonds. A Bid Bond is a bond issued by a bonding company which is usually in an amount equal to 10% of the bid price and which guarantees that the contractor will be able to produce such other additional documents and information required in order to commence the project including the issuance of a Performance Bond. A Performance Bond is a guarantee by a surety, customarily 100% of the value of the contract amount, that the contractor will complete the project pursuant to the terms and conditions of the contract. Most government contracts allow for termination of the contract at the election of the customer, although in such event, the Company is generally entitled to receive a small cancellation fee. Many of the Company=s contracts are also subject to completion requirements with liquidated damages assessed against the Company if schedules are not met. In the past, the Company has not been materially adversely affected by these provisions as a subcontractor.

         The Company=s ability to obtain bonding and its bonding capacity are primarily determined by its net worth, liquid working capital (consisting of cash and accounts receivable), past performance, management expertise, the number and size of projects under construction, and various other factors. The larger the project and/or the more projects in which the Company is engaged, the greater the bonding, net worth, and liquid working capital requirements. Surety companies consider such factors in light of the amount of the Company=s surety bonds then outstanding and the surety companies' current underwriting standards, which standards may change periodically. Therefore, the Company may be required to maintain certain levels of tangible net worth in connection with establishing and maintaining bonding limits. As a practical matter, such levels may limit dividends, if the Company, which might have been declared and which would limit corporate funds available for other purposes.

     In determining whether to issue a bond, surety companies perform credit checks and other due diligence disclosure requirements and investigate the Company=s capitalization, working capital, past performance, management's expertise, and such other factors, as are discussed above. The surety companies require companies receiving bonding to maintain certain amounts of capital and liquid assets and base the amount of bonding they will issue on a formula, which is usually based on certain industry standards which take into account such factors. The surety companies also require that the bonds be personally guaranteed by Joseph Polito.

     Bonding requirements vary depending upon the nature of the project to be performed. The Company anticipates paying premiums of between 1 1/4% to 3 1/2% of the total amount of the contracts to be performed. Since these premiums are generally payable at the beginning of a project, the Company must maintain sufficient working capital to satisfy the premium prior to receiving revenue from the project. Bonding premiums are a line item in the submitted bid and are included as part of the Company=s billing to its client.

     In December 1996, the Company obtained a commitment for a Surety Bond Line of Credit ($10,000,000 single project limit) from United American Guarantee Company, Ltd. ("UAGC") for its general contracting projects. This commitment will allow the Company to pursue those general contracting projects in the public and private sectors which require performance bonds. To date, it has also allowed the Company to obtain Performance Bonds and Labor and Material Bonds for the one prime contracting and two subcontracting projects which have required same: the EklecCo, Grand Central Terminal, and Korean Mission projects.

Work in Progress; Backlog and Seasonality

     Contracts as a subcontractor and general contractor often involve work periods in excess of one year. Revenue on uncompleted fixed price contracts is recorded under the percentage of completion method of accounting. NY begins to recognize profit on its contracts when it first accrues direct costs. As is standard construction industry practice, a portion of billings may be retained by the customer until certain contractual obligations are fulfilled.

     The following is a list, as of September 30, 1997, of those projects in which the Company is currently engaged. Backlog Contract Party/ Contract Amount at Type of % of job Project Name Amount Contract Date 9/30/97 Contract Completed

                                                               Backlog
Contract Party/                 Contract                       Amount at   Type of             % of job
Project Name                    Amount           Contract Date 9/30/97     Contract            Completed
EklecCo/
  Palisades Power Mall(1) ...   $10,373,552(2)   June 1996     2,178,446   Lump-sum            79%(2)

Lehrer McGovern, Bovis, Inc./
  Grand Central Terminal ....     3,706,653      May 1996      1,169,449   Lump-sum            69%(2)

Tishman Construction Corp./
  Louis Vuitton N.A.(1) .....     4,417,835      July 1996     1,457,886   Lump-sum            67%(2)

Humphreys &  Harding, Inc./
  Korean Mission ............     1,500,000      Jan. 1997     1,260,000   Lump-sum            16%(2)

Total Signed Contracts ......   $19,998,040                  $ 6,065,781

     (1) The Company is prime contractor (similar to general contractor) on this project.

     (2) Completion percentage is as of September 30, 1997 and is based on the percentage of costs incurred through that date to the estimated cost of the project.

     Though the Company does not believe its business is seasonal, its operations slow during the winter months due to decreased productivity of laborer caused by their inability to work in severe weather conditions. As a result of the foregoing, the Company=s costs are increased.

Suppliers; Subcontractors; Unions

     For the year ended June 30, 1997, the Company received approximately 43% of the fabricated steel it required from MD, a subsidiary of Corp. Queens County Ironworks and New York Iron, Inc. provided the remainder of the steel. Neither Queens County Ironworks nor New York Iron, Inc. is affiliated with the Company, Corp., or any other Director or principal stockholder of either company. MD provided the Company with fabricated steel until November 1996, at which time MD ceased operating. The prices paid and the terms for the steel purchased from MD were comparable to competitive prices and terms; therefore, the Company believes it now will be able to acquire same through other suppliers at similar prices and on similar terms.

     The Company currently depends upon various vendors to supply spare parts, cranes, and other heavy equipment, and its ability to hire skilled workers depends upon its ability to comply with certain union agreements and contracts. The Company rents cranes from Crown Crane, Ltd., a company of which Joseph Polito is a 50% shareholder, and rents generators and other equipment from Atlas Gem Leasing, Inc., a company which is wholly owned by Mr. Polito. The Company believes that there are a sufficient number of vendors, so that in the event any individual or group of vendors can no longer service the Company=s needs, the Company will be able to find other vendors at competitive prices.

     As is standard practice in the construction industry, the Company=s employees, other than its office employees, are not salaried individuals. They are union employees who are hired on an as-needed, or per project, basis and are paid an hourly wage which is set by the unions with which they are associated. The Company hires skilled steel workers represented by the International Union of Structural Ironworkers local 40, 361, & 417 and International Operating Engineers locals 14, 14B, 15, 15A, 15C, 15D, and 825 and Cement Masons local
472. The Company must comply with its agreements with the unions, which agreements regulate all employment issues - including pay, overtime, working conditions, vacations, benefits, etc. - between the Company and the union employees. These agreements expire on June 30, 1999.

     The Company believes that it has a good relationship with the Unions and is in compliance with all union agreements. No assurance can be given that the Company will continue to be in compliance with the Unions or successfully negotiate extensions to the Company=s agreements with such Unions. In the event problems or conflicts with the Unions arise or there is a loss of skilled steel and operating engineers, this would have a detrimental effect on the Company=s operations.

     The Company=s success as a general contractor, in part, will be dependent upon its ability to hire workers and comply with union contracts and agreements and its ability to oversee and retain qualified subcontractors to perform certain work. Although the Company believes that it will be able to attract subcontractors to bid on projects it bids as general contractor, there can be no assurance that it will be able to do so. The Company will be responsible for performance of the entire contract, including the work done by subcontractors. Accordingly, the Company may be subject to substantial liability if a subcontractor fails to perform as required. In addition, in hiring and overseeing subcontractors, there may be difficulties of which the Company is not aware.

Competition

         All aspects of the Company's business are, and will continue to be, highly competitive. The Company is one of many subcontractors which erects and furnishes steel for projects. Many of these subcontractors have substantially greater financial resources and sales than those of the Company. When contractors seek construction contracts, they request bids from numerous subcontractors based on the various requirements of the project. These subcontractors compete primarily as to price, name recognition, and prior performance.

         As a general contractor, the Company will be competing with many larger and more experienced (and thus more established) contractors whose names are more readily recognized and whose relationships with federal and state municipalities and agencies, and those private companies who are bidding against the Company, have been established. The Company is a subcontractor and a general contractor specializing, but not exclusively, in bridge and roadway repair and replacement as well and in furnishing and erecting steel structures for buildings. The Company's competitors are numerous, and many have substantially greater marketing, financial, bonding, and human resources.

Government Regulation

         The Company must comply with the Occupational Safety and Health Administration ("OSHA"), a federal agency which regulates and enforces the safety rules and standards for the construction industry. In addition, the Company must comply with a wide range of other state and local rules and regulations applicable to its business, including regulations covering labor relations, safety standards, affirmative action and the protection of the environment including requirements in connection with water discharge, air emissions and hazardous and toxic substance discharge. Continued compliance with OSHA and the broad federal, state, and local regulatory network is essential and costly. The failure to comply with such regulations or amendments to current laws or regulations imposing more stringent requirements may have an adverse effect on the Company's operations. The Company believes that it is in substantial compliance with all applicable laws and regulations.

Employees

         As of June 30, 1997, the Company had three executive officers, two administrative assistants, one comptroller, one project estimator, and two employees in the accounting department. The number of union employees the Company utilizes depends on the number and size of projects in which the Company is engaged and can range from 10-200 employees, some of whom are employed full-time and others of whom are employed part-time. These union employees are represented by the International Union of Structural Ironworkers locals 40, 361 and 417; International Operating Engineers locals 14, 14B, 15, 15A, 15C, 15D, 825; and Cement Masons local 472. The Company's contracts with these Unions, which contracts regulate all employment issues between the Company and the union employees - including pay, overtime, working conditions, vacations, benefits, etc. - expire on June 30, 1999. The Company considers its relationships with the unions and its employees to be good.

Description Of Property

         The Company's  office  (located at 53-09 97th Place,  Corona,  New York
11368) consists of approximately 25,000 square feet of office space (approximately 24,000 square feet of which is utilized for storage space) which is leased from an affiliate company, RSJJ. RSJJ is owned by the Company's President, Joseph Polito. The lease, pursuant to which the Company pays rent of $20,000 per month to RSJJ, expires in March 1998. The Company also leases a yard from an unrelated party for storage material pursuant to an oral agreement which requires monthly payments of $3,500. The Company believes that the terms of these leases are comparable and competitive with that which would have been negotiated with an unaffiliated landlord

         As of May 1997, the Company was in arrears in the amount of $480,000 in payments due under its lease with RSJJ. This arrearage was converted into equity as follows: the Company issued 270,000 shares of Common Stock to Corp., for the cancellation of the debt owed to RSJJ. Corp., in turn, issued 200,000 shares of its common stock to Joseph Polito and 150,000 shares of its common stock to RSJJ. RSJJ then transferred all of such shares to RSJJ=s mortgagor, which agreed to accept said shares as payment of RSJJ's outstanding mortgage.

Legal Proceedings

         The Company is not a party to any material litigation and is not aware of any threatened litigation that would have a material adverse effect on its business, except for the litigation matters discussed below. The Company believes that the nature and number of these proceedings are typical for a construction firm of its size and scope.

         Three actions to foreclose upon mechanics liens were commenced by the Company in the last fiscal year. The first action was commenced in New York State Supreme Court, Kings County on February 25, 1997. The action names the Company and Metro Steel Structures, Ltd. as plaintiffs and the Perini Corporation, Metropolitan Transportation Authority, New York City Transportation Authority, and Fidelity and Deposit Company of Maryland as defendants. The Company=s claim for relief in this action is $2,199,560. The claim is based upon filed mechanic=s liens and general contract law. The claim is for labor performed and materials supplied including money owed under the contract and money due for "extra" work with regard to the rehabilitation of the Viaduct at the Stillwell Avenue Station of the Coney Island Line in Brooklyn, New York. This action is still in the discovery phase.

         The second action was filed on February 26, 1997 in New York State Supreme Court, Queens County. It names the Company, Metro Steel Structures, Ltd., and McKay Enterprises, Inc. as plaintiffs and Perini Corporation, Department of Transportation of the City of New York, and Fidelity and Deposit Company of Maryland as defendants. The Company=s claim for relief in this action is $844,932. This claim is based upon filed mechanic=s liens and general contract law. The claim is for labor performed and materials supplied including money owed under the contract regarding the rehabilitation of the 39th Street
Bridge over the Long Island Rail Road and Amtrak in Queens, New York. This action is still in the discovery phase.

     On February 7,1997, Perini Corporation filed a related action against the Company and Metro Steel Structures, Ltd. in New York State Supreme Court, Kings County. Perini=s claims against the Company total $1,140,560 and allege defective work on the Stillwell Avenue project and upon a loss/profit agreement for both the Stillwell Avenue project and the 39th Street Bridge project. The Company has counterclaimed for the amounts set forth above in the discussion of the two actions involving Perini Corporation, and its claims are based upon the same theories as are set forth above.

     The Company filed its third action in the New York Supreme Court, Suffolk County on or about May 13, 1997. The action names Kiska Construction, the State of New York, acting through the New York State Comptroller, the New York State Department of Transportation, and the Seaboard Surety company as defendants. The Company=s claim for relief in this action is $279,346. This claim is based upon filed mechanic=s liens and general contract law. The claim is for labor performed and materials supplied including money owed under the contract and money due for "extra" work regarding the rehabilitation of the Robert Moses Causeway Northbound Bridge over the State Boat Channel, in Suffolk County, New York. This action is still in the discovery phase.

     In August 1997, the Company entered into an agreement settling the January 1997 trademark infringement claim made by The Ohio Bridge Corporation. The Company has agreed to effect a name change to USA Bridge Construction of N.Y., Inc. before the end of the 1997 calendar year.

     In April 1995, the Company (then Metro Steel Structures, Ltd.) commenced an
Article 78 proceeding in the Supreme Court of the State of New York, County of New York, against the Commissioners of the State Insurance Fund and the State Insurance Fund to annul the cancellation of the Company's workers' compensation policy and to annul the rates, classifications, and premiums assigned to the Company. This action claims that defendants audited the Company's books for purposes of assigning the workers' compensation rates and premiums to be assessed against the Company and thereafter (i) "arbitrarily and capriciously and without any foundation in law or in fact" assigned to the Company's employees improper job classifications which were then used unlawfully as the basis for improperly assessing the highest premium rates which could be assessed against the Company; (ii) improperly applied said premiums retroactively; (iii) billed the Company for premiums which were improper and excessive; and (iv) canceled the Company's workers' compensation policy upon the Company's failure to tender payment in the improper and excessive amount demanded by defendants.

     The Company is prosecuting this action to the fullest extent possible. On September 30, 1997, the Company and defendants were scheduled to appear before the court for a conference in this matter. This matter was adjourned, however, to October 28, 1997, pending settlement discussions.

     In December 1995, the Commissioners of the State Insurance Fund for and on behalf of the State Insurance Fund commenced suit against Joseph Polito, Ronald Polito, Steven Polito, the Company, Metro Steel Structures, Ltd. (now known as the Company), One Carnegie, and others alleging that certain workers' compensation insurance policies obtained for various insured defendants were obtained fraudulently and that the defendant corporations failed to pay the appropriate premiums. The claims against the Company, amounting to approximately $3 million, are limited to a policy covering the period April 29, 1993 through December 1994. The Company, Messrs. Polito, and all other defendants are defending against this action. The action is in the discovery phase, and settlement negotiations are currently underway.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         General

     The Company recognizes revenue and costs for all contracts under the percentage of completion method. Cost of contract revenues includes all direct material and labor costs and those indirect costs related to contract performance. General and administrative expenses are accounted for as period costs and are, therefore, not included in the calculation of the estimates to complete construction contracts in progress. Material project losses are provided for in their entirety without reference to the percentage of completion. As contracts can extend over one or more accounting periods, revisions in costs and earnings estimated during the course of the work are reflected during the accounting period in which the facts become known. An amount equal to the costs attributable to unapproved change orders and claims is included in the total estimated revenue when realization is probable.

     The current asset, "costs and estimated earnings in excess of billings on uncompleted contracts," represents costs and estimated earnings in excess of amounts billed on respective uncompleted contracts at the end of each period.

     The current liability, "billings in excess of costs and estimated earnings on uncompleted contracts," represents billings which exceed costs and estimated earnings on respective uncompleted contracts at the end of each period.

     The Company was formed by Joseph Polito, its President, to serve primarily as a general contractor for public and private sector construction projects. The public sector projects are sponsored by federal, state, and local government authorities in New York State and in the New York City metropolitan area.
Previously, Mr. Polito, through other entities, furnished and provided steel erection as a subcontractor for private and governmental construction projects. Since its commencement of operations in June 1993, the Company has provided steel erection services for building, roadway, and bridge repair projects for general contractors who have been engaged by private, municipal, and/or governmental customers.

     The Company's operations are substantially controlled by Joseph Polito since he owns approximately 61% of the outstanding shares of Corp., the parent company which owns approximately 53.5% of the Common Stock of the Company; hence, Mr. Polito may be considered the beneficial owner of the Company. Mr. Polito is also a 100% shareholder of RSJJ. Pursuant to a signed lease agreement which expires on March 31, 1998, RSJJ leases office space to the Company at a cost of $20,000 per month. Mr. Polito also has ownership interests in Waldorf (which ceased operations on August 1, 1995), Crown Crane, Inc., and Atlas Gem Leasing, Inc., all of which companies provided services to the Company for the years ended June 30, 1997, and 1996. During 1997 and 1996, the Company purchased from MD, a wholly owned subsidiary of Corp., certain materials and labor to perform steel erection service. For the three months ended September 30, 1997 and 1996 and for the years ended June 30, 1997 and 1996, purchases by the Company from MD amounted to $35,000, $166,000, $371,321, and $622,050, respectively. MD ceased operations in November 1996; since then, the Company has purchased its steel from unrelated parties.

     The Company plans to continue to undertake projects as a subcontractor but will focus on obtaining projects as a general contractor in both the public and private sectors. In the New York City metropolitan area, there is an abundance of subcontractors who have significant experience and are competitive with respect to pricing and level of service. For those general contracting projects it undertakes, the Company will be responsible for the performance of the entire contract, including the work to be performed by subcontractors. Accordingly, the Company may be subject to substantial liability if a subcontractor fails to perform as required. In addition, unanticipated difficulties may arise in hiring and overseeing subcontractors. The Company requires bonding from a New York licensed bonding company in order to bid on projects as a general contractor.

     Though the Company does not believe its business is seasonal, its operations are generally slow in the winter months due to the decrease in worker productivity because of weather conditions. Accordingly, the Company may experience a seasonal pattern in its operating results with lower revenue in the third quarter of each fiscal year. Interim results also may be affected by the timing of bid solicitation, the stage of completion of major projects, and revenue recognition policies.

     In determining whether to issue a bond, surety companies perform credit checks and other due diligence disclosure requirements and require the Company to maintain certain amounts of capital and liquid assets. Each company bases the amount of bonding it will issue on a formula (devised individually) which takes into account, inter alia, the Company=s capital and liquid assets. In order for the Company to obtain and maintain bonding, it must adhere to the requirements stipulated in the bonding agreements, which agreements vary with each bonding company. The bonding costs for each bond are incorporated in the contract price of each job. These costs are carried as a line item in the requisition and are paid by the customer. Any moneys taken from the working capital for this purpose will be replaced as monthly requisition payments are received from the customer. Bonding requirements vary depending upon the nature of the projects to be performed. The Company anticipates paying a fee to bonding companies of between 1 1/4% to 3 1/2% of the amount of the contracts to be performed. Since these fees generally are payable at the beginning of a project, the Company must maintain sufficient working capital to satisfy the fee prior to receiving revenue from the project.

     In December 1996, the Company obtained a bonding commitment for a surety line of credit ($10,000,000 single project limit) from UAGC for its general contracting projects. The commitment allows the Company to pursue those general contracting projects in the public and private sectors which require performance bonds. To date, it has also allowed NY to obtain Performance Bonds and Labor and Material Bonds for the one prime contracting and two subcontracting projects which have required same: the EklecCo, Grand Central Terminal, and Korean Mission projects.

Three months ended September 30, 1997 as compared to the three months ended September 30, 1996

     Contract revenues for the three months ended September 30, 1997 and 1996 amounted to $8,919,385 and $3,147,941, respectively. This net increase amounting to $5,770,444 (or approximately 183%) is a direct result of the Company=s backlog as of June 30, 1997 which amounted to approximately $6,088,000. This backlog amount represents the contracts the Company entered into during the latter part of its June 30, 1997 fiscal year. During the three months ended September 30, 1997, the Company obtained no new contracts but obtained additional change orders to previous contracts amounting to approximately
$8,896,118. As of September 30, 1997, the Company=s backlog amounted to approximately $6,065,000. Backlog represents the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress and from contractual agreements for which work has not yet begun.

     The Company's gross profit for the three months ended September 30, 1997 and 1996 decreased from 28% to 15%, primarily due to estimated cost adjustments decreasing previously recognized gross profit.

     For the three months ended September 30, 1997 and 1996, the Company paid $35,000 and $166,000, respectively, to MD for materials and labor necessary to perform steel erection services. During November 1996, MD ceased substantially all of its operations, and the Company began purchasing material and labor from unrelated third party steel fabricators. At September 30, 1997 the Company owed MD $57,220, principally for advances in connection with above services and such amounts are non-interest bearing and due on demand.

     General and administrative expenses have increased by $103,265 (or 21%) to $590,697 for the three months ended September 30, 1997, from $487,432 for the three months ended September 30, 1996. The increase in general administration costs is mainly attributable to an overall increase in the Company's administrative salaries associated with the increase in contract revenue and general corporate overhead.

     As of September 30, 1997, the Company=s allowance for doubtful accounts amounts to $2,287,000 against its contract receivable. In management=s opinion, the allowance for doubtful accounts at September 30, 1997 will be sufficient to absorb any losses that may be sustained from settlements. For the three months ended September 30, 1997 and 1996, the Company had two and three unrelated customers respectively, which accounted for approximately 99% of total revenues. As of September 30, 1997 and 1996 approximately 79% and 53% of contracts and retainage receivables are due from three customers.

     For the three months ended September 30, 1997, the Company recorded an estimated income tax expense of $226,950. For the three months ended September 30, 1996, no income tax expense was recorded by the Company as a result of its then net operating loss carryforward which was subsequently utilized.

Year ended June 30, 1997 as compared to the year ended June 30, 1996

     Contract revenues for the years ended June 30, 1997 and 1996 amounted to $15,455,699 and $7,091,396, respectively. This net increase of $8,364,303, or approximately 118%, is a direct result of the Company=s $17,943,400 backlog as of June 30, 1996. This backlog amount represents the contracts the Company entered into during the latter part of its June 30, 1996 fiscal year. During the year ended June 30, 1997, the Company obtained new contracts and change orders to previous contracts aggregating to approximately $3,600,347. Included in contract revenues are revenues from joint venture profit sharing agreements on certain projects. Joint venture revenues for the year ended June 30, 1997 totaled $0 as compared to the year ended June 30, 1996 wherein same totaled $200,000. Accordingly, revenues for the year ended June 30, 1997 from the Company's core business, construction contracts, increased by approximately $8,564,000 as compared to the year ended June 30, 1996. As of June 30, 1997, the Company= backlog amounted to approximately $6,100,000. Backlog represents the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress and from contractual agreements for which work has not yet commenced. The Company's gross profit for the years ended June 30, 1997 and 1996 has remained constant between 27% and 28%.

     For the years ended June 30, 1997 and 1996, the Company purchased from Waldorf approximately $0 and $180,333, respectively, of the materials and labor necessary to perform fabrication services. Effective August 1, 1995, Waldorf ceased operations. Waldorf is under the common control of the Company's majority stockholder and President. Lastly, for the years ended June 30, 1997 and 1996, the Company paid $371,321 and $622,050, respectively, to MD for materials and labor necessary to perform steel erection services. MD is a wholly owned subsidiary of Corp. In November 1996, MD ceased operations, and the Company began purchasing material and labor from unrelated third party steel fabricators. At June 30, 1997, the Company owed MD $62,606, principally for advances in connection with the above services: such amounts are non-interest bearing and are due on demand.

     General and administrative expenses have increased by $221,302, or 10%, to $2,342,309 for the year ended June 30, 1997, from $2,121,007 for the year ended June 30, 1996. The increase in general administration costs is mainly attributable to an overall increase in the Company's administrative salaries associated with the material amount of increase in contract revenue and general corporate overhead.

     As of June 30, 1997, the Company increased its allowance for doubtful accounts to $2,287,000 against its contract receivables. The bad debt expense associated with the increase in allowance amounted to $1,287,000. The Company increased its allowance for doubtful accounts based on a review of the factors surrounding certain mechanic=s liens filed for certain projects and an estimate of the future income of other projects for which no mechanic=s liens have been filed. In management=s opinion, the allowance for doubtful accounts at June 30, 1997 will be sufficient to absorb any losses which may be sustained from a settlement with this and other customers. For the years ended June 30, 1997 and 1996, the Company had three unrelated customers, which accounted for approximately 86% and 62%, respectively, of total revenues. As of June 30, 1997 and 1996, approximately 83% and 89%, respectively, of contracts and retainage receivables are due from four and three customers respectively.

Liquidity and Capital Resources

     At September 30, 1997 and June 30, 1997, the Company's working capital amounted to $6,205,300 and $5,673,712, respectively. The working capital increase is principally attributable to the Company=s contracts receivable. As of September 30, 1997, the Company=s net contract receivable amounted to $10,904,882 of which approximately $2,832,783 or 26% has been collected through November 5, 1997. As of June 30, 1997, the Company's net contract receivable amounted to $8,943,147, of which approximately $2,424,219, or 27%, was collected through September 9, 1997. As of September 30, 1997, the Company's net contact receivable amounted to $10,904,882 of which approximately $2,800,000 was collected by November 5, 1997.

     Net cash provided by operating activities for the three months ended September 30, 1997 and for the year ended June 30, 1997 amounted to $152,227 and $58,821, respectively. The major component of such cash provision was directly attributed to the Company's income for the three months ended September 30, 1997 and for the year ended June 30, 1997, which amounted to $428,786 and $387,340, respectively, and increases in accounts receivable net of increases in its accounts payable, payroll taxes payable, and accrued expenses. For the three months ended September 30, 1996 and the year ended June 30, 1996, the net cash used for operating activities amounted to $314,588 and $2,122,223, respectively, which amounts are principally attributable to increases in accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts and accounts payable.

     With regards to financing activities, the Company used $248,878 of cash for the three months ended September 30, 1997. Such cash was used primarily for repayment of advances from affiliates and officers. The Company provided $485,416 in cash for the year ended June 30, 1997. Such cash was provided primarily by advances from affiliates and officers.

     As of September 30, 1997 and June 30, 1997, the Company owes approximately $2,042,336 and $1,349,225, respectively, in payroll taxes and related penalties and interest. At June 30 ,1997 the breakdown was $1,033,226 to the IRS and $315,999 to New York State. As of June 30, 1997, the Company has been making monthly payments to the respective tax authorities pursuant to oral agreements negotiated with same. Subsequent to September 30, 1997, the Company paid approximately $755,000 towards its September 30, 1997 liability.

     On August 14, 1995, the Company successfully completed its public offering. As a result, the Company sold 791,850 shares of Common Stock which included 91,850 shares in connection with the exercise of the underwriter's over-allotment options and 494,500 warrants which included 64,500 warrants pursuant to the underwriter's over-allotment option. The Company yielded total net proceeds of $2,077,903 after deducting the underwriter=s selling expenses and expense allowance, repayment of bridge loans and promissory notes and related accrued interest to the bridge lenders and private investors, and the pre-payment of the first two years= financial consulting agreement with the underwriter. Simultaneously with the offering, the Company charged all deferred offering costs incurred to additional paid-in capital which totaled $903,820. Accordingly, the increase in financial activities amounting to $2,242,802 for the year end June 30, 1996 was primarily from the Company=s initial public offering.

     In June 1997, the Company and Corp. completed a transaction whereby the Company issued 270,000 shares of its Common Stock to Corp., for the cancellation of $480,000 in rent debt owed to RSJJ. Corp., in turn, issued 150,000 shares of its common stock to RSJJ and 200,000 shares of its common stock to Joseph Polito (RSJJ=s president). RSJJ then transferred all of such shares to RSJJ=s mortgagor, which agreed to accept said shares as payment of RSJJ=s outstanding mortgage. As a result of this transaction, Corp. increased its ownership in the Company to approximately 53.2%. The Company recorded a gain on the forgiveness of debt in the amount of $243,750, the difference between the debt forgiven of $480,000 and the fair market value of the stock of $1.75 per share with a 50%, or $236,260, discount.

     In December 1994, the Board of Directors adopted the 1994 Senior Management Incentive Plan (the "Management Plan"), which was adopted also by shareholder consent. The Management Plan provided for the issuance of up to 150,000 shares of the Company=s Common Stock in connection with the issuance of stock options and other stock purchase rights to executive officers and other key employees.
In December 1996, the Board of Directors authorized an amendment to the Management Plan to increase the amount of shares available to 1,000,000.

     In February 1997, pursuant to a Form S-8 Registration Statement filed with the Securities and Exchange Commission, the Company registered for resale 125,000 shares of Common Stock underlying an option which was issued to Joseph Polito pursuant to the Management Plan. The option, exercisable at $1.10 per share (110% of the bid price on November 27, 1996), was exercised on March 25, 1997 and resulted in the issuance of 125,000 shares of Common Stock, 60,000 of which shares have been resold to date

                                   MANAGEMENT

Officers and Directors.

     The names, ages, and positions of the Company's executive Officers and Directors are as follows: Position with the Name Age Company

Joseph M. Polito                                              63                        President and Director
Ronald J. Polito                                              38                        Secretary and Director
Steven J. Polito                                              35                        Treasurer and Director
Philip Neilson                                                71                        Director
Marvin Weinstein                                              66                        Director


     All Directors hold office until the next annual meeting of stockholders or until their successors are elected and qualify. Vacancies on the Board of Directors may be filled by the remaining Directors. Officers are elected annually by, and serve at the discretion of the Board of Directors. There are no family relationships between or among any Officers or Directors of the Corporation, except that Joseph Polito is the father of both Steven and Ronald Polito. The Company has an audit committee and compensation committee, both of which include the outside directors and Ronald Polito as the inside director.

     Joseph M. Polito has been the President and a Director of the Company since its inception in 1990 and prior to April 1994 was the sole shareholder of the Company. Mr. Polito has been the president and Director of Corp. since April 1994. Mr. Polito oversees the running of all of the Company's operations. Since December 1990, Mr. Polito has been the president and sole Director and shareholder of One Carnegie Court Associates, Inc. ("One Carnegie"), a wholly owned subsidiary of Corp. Since 1988, Mr. Polito has been a 50% shareholder of Crown Crane, Ltd., a company which leases cranes for construction projects. Since 1986, Mr. Polito has been the president and 100% shareholder of Atlas Gem Leasing, Inc., a company which leases generators and other construction equipment. Mr. Polito has also been the president and sole Director and shareholder of Waldorf since 1990. Before it ceased operating in August 1995, Waldorf fabricated steel and sold same to the Company. Since 1983, Mr. Polito has been the president and 100% shareholder of RSJJ, a company which owns and leases real property.

     Since 1976, Mr. Polito has been a member of the Allied Building Metal Industries, Inc. ("ABMII"), a trade association which has the authority to negotiate with the unions in order to better the construction industry. He was the president of same from 1992 until 1993. Since approximately 1987, Mr. Polito has been the Chairman of the Steel Institute of New York, a trade association similar to the ABMII. From the mid-1980=s to the mid-1990=s, Mr. Polito was a member of the Building Trades Association Joint Safety Committee. Since the mid-1970=s, Mr. Polito has been a member of the of the International Union of Structural Ironworkers, locals 40, 361, and 417. He has been Co-Chairman of this organization since the early 1990=s.

     Ronald J. Polito has been the Secretary and a Director of the Company since its inception in 1990. From its inception in 1990 until March 1995, he was also the treasurer of the Company. He has been the secretary and a Director of Corp. since April 1994. Mr. Polito oversees the daily progress on all projects and analysis of the final costs and profits of jobs completed and the preparation and bidding on new projects. Since 1985, Mr. Polito has been the secretary of Gem Steel. Since December 1990, Mr. Polito has been the secretary of One Carnegie and Waldorf. Since 1983, Mr. Polito has been the secretary of RSJJ. Mr. Polito received a Bachelor of Science Degree in Civil Engineering from Brooklyn Polytechnical Institute in 1981. He is the son of Mr. Joseph Polito.

     Steven J. Polito was elected Treasurer of the Company in March 1995. He had previously been a Project Manager and has been a Director of the Company since its inception in 1990. Mr. Polito oversees the daily operations for projects in process and projects completed, including purchasing and leasing of materials and machinery and the distribution of labor. Mr. Polito has been treasurer of Corp. since March 1995 and a Director of Corp. since April 1994. Since 1988, Mr. Polito has been the treasurer of Gem Steel. Since 1988, Mr. Polito has been the treasurer of One Carnegie, Waldorf, and RSJJ. From 1988 until April 1994, Mr. Polito worked as a Project Manager of Atlas Gem, a company which furnished and erected steel structures. He is the son of Mr. Joseph Polito.

     Philip Neilson was elected Director of the Company in June 1995. Mr. Neilson was the President and a principal shareholder of Adler & Neilson Co., Inc., a steel fabricating company, from 1951 to 1997. Currently, Mr. Neilson is providing private consulting services in the field of steel fabricating. The Company did not purchase any steel from Adler & Neilson Co., Inc.

     Marvin Weinstein was elected Director of the Company in June 1995. Mr. Weinstein was the President and sole shareholder of M. Weinstein Associates from 1988 to 1996. This company provided consulting services to the companies in the steel industry. Mr. Weinstein retired in 1996. The Company did not engage M. Weinstein Associates to provide any consulting services to the Company.

Significant Employees

     John G. Bauer has been the chief administrative officer (a non-executive position) of the Company since February 1995. Since its inception in March 1992, Mr. Bauer has been the President and a Director of Dynamic Construction Consulting, Inc. ("Dynamic"), a company of which Mr. Bauer was the founder. Dynamic provides construction management and consulting services to the Company and other companies. From July 1988 to March 1992, Mr. Bauer was a Vice President of Tishman Construction Corp. of N.Y., a construction company.

     Michael Panayi has been a structural engineer for the Company since its commencement of operations in June 1993. From 1987 to 1993, Mr. Panayi was a structural engineer for Atlas Gem.

     William J. Kubilus, a professional estimator in the field of general contracting and subcontracting since 1966, joined the Company in 1996 to provide estimating expertise for Corp.=s general contracting and subcontracting bids. Prior to joining the Company, from 1993 to 1996, Mr. Kubilus was an estimator for Lazzinarro General Contracting. From 1989 to 1993, he was an estimator for NICO Construction.

     As permitted under New York Corporation Law, the Company's certificate of incorporation eliminates the personal liability of the Directors to the Company or any of its shareholders for damages for breaches of their fiduciary duty as Directors. As a result of the inclusion of such provision, stockholders may be unable to recover damages against Directors for actions taken by them which constitute negligence or gross negligence or that are in violation of their fiduciary duties. The inclusion of this provision in the Company's Certificate of Incorporation may reduce the likelihood of derivative litigation against Directors and other types of shareholder litigation.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

         The following provides certain information concerning all Plan and Non-Plan (as defined in Item 402 (a)(ii) of Regulation S-B) compensation awarded to, earned by, the Company's Executive Officers, during the years ended June 30, 1997, 1996 and 1995.

                                          Summary Compensation Table


                                                        Annual Compensation
(a)                        (b)     (c)             (d)              (e)                   (f)                 (g)

Name                                                                 Restricted
and Principal                                                        Other Annual          Stock             Options/
Position                   Year     Salary ($)      Bonus ($)        Compensation ($)      Awards ($) (1)    SARS (#)
------------------         ----     ----------      ---------        ----------------      --------------    --------

Joseph Polito              1997     $330,000           -             $  68,642 (2)                 -             125,000
 President and             1996       300,000          -               111,911 (2)                 -                -
 Director                  1995       378,000          -                68,200 (2)                 -               25,000

Ronald Polito              1997     $118,800           -             $  17,194 (3)                 -                -
 Secretary and             1996       125,000          -                15,144 (3)                 -                -
 Director                  1995       121,000          -                21,200 (3)                 -                -

Steven Polito              1997       $86,580          -             $   8,572 (4)                 -                -
  Treasurer and            1996        94,000          -                 8,275 (4)                 -                -
 Director                  1995         91,575         -                 9,900 (4)                 -                -

     (1) At the end of the fiscal year, Joseph Polito owned 65,000 shares of Common Stock valued at $158,600. Ronald Polito and Steven Polito do not own any Common Stock of the Company. The valuation is based on the closing price of Common Stock ($2.44) on June 27, 1997 (the last day of the fiscal year in which the stock traded), as reported by a market maker.

     (2) Includes (i) the payment of premiums on a life insurance policy of $10,722, $54,362, and $46,000, (ii) the payment of travel expenses of $50,000,
$50,000,  and  $22,200;  for the  years  ended  June 30,  1997,  1996 and  1995, respectively, and (iii) the payment of an automobile lease of $7,920 and $7,549 for the years ended June 30, 1997 and 1996, respectively. See " -- Employment Agreements."

     (3) Includes (i) payments on the lease of an automobile of $5,416, $5,416, and $8,000, (ii) the payment of premiums on a term life insurance policy of $8,510, $4,684, and $5,800, and (iii) a travel allowance of $3,268, $2,971, and
$7,400; for the years ended June 30, 1997, 1996 and 1995, respectively.

     (4) Includes payment on a lease automobile of $5,304, $5,304, and $6,700 and a travel allowance of $3,268, $2,971, and $3,200 for the years ended June 30, 1997, 1996 and 1995, respectively.

Stock Options

         The following table sets forth certain information concerning the grant of stock options made during the year ended June 30, 1997 under the Company's 1994 Senior Management Incentive Plan.

                                       OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                (Individual Grants)

====================================================================================================================================


                                                Individual Grants
------------------------------------------------------------------------------------------------------------------------------------
             (a)                           (b)                      (c)                     (d)                       (e)
                                                                 % of Total
                                     # of Securities           Options/SAR's
                                        underlying               Granted to
                                      Options/SAR's            Employees in           Exercise or Base
             Name                      Granted (1)              Fiscal Year            Price ($/SH)             Expiration Date
             ----                      ------------             ------------           -------------            ---------------
------------------------------------------------------------------------------------------------------------------------------------
Joseph M. Polito                         125,000                    100%                   $1.10               December 1, 2001
====================================================================================================================================
------------------------

(1) Represents incentive stock options granted under the Management Plan. Mr. Polito exercised this option in full and resold 60,000 shares of same.

         The following table contains information with respect to employees of the Company and options held as of June 30, 1997.

               AGGREGATED OPTION/SAR EXERCISE IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

================================================================================================================================
             (a)                         (b)                     (c)                     (d)                      (e)
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                               Value of
                                                                                                          Unexercised In-The-
                                                                                      Number of                  Money
                                                                                     Unexercised           Options/SAR's at
                                                                                 Options/SAR's at FY-          FY-End($)
                                 Shares Acquired on             Value            End (#) Exercisable/        Exercisable/
            Name                   Exercise (#) (1)        Realized($) (2)          Unexercisable          Unexercisable (3)
            ----                  -----------------        ---------------          -------------          -----------------
--------------------------------------------------------------------------------------------------------------------------------
Joseph M. Polito                       125,000                $100,000              15,000/10,000                 0/0
================================================================================================================================
----------------------------

     (1) Joseph Polito sold 65,000 of the shares acquired on exercise.

     (2) Based on the closing price of Common Stock ($1.90) on March 25, 1997, as reported by a market maker.

     (3) Based on the closing price of Common Stock ($2.44) on June 27, 1997 (the last day of the fiscal year in which the stock traded), as reported by a market maker. Since the Options are exercisable at $5.50, there is no value to such options as of such date.

Employment Agreement

     Joseph Polito entered into an employment agreement with the Company dated April 4, 1995, whereby Mr. Polito agreed to devote 80% of his business time to the affairs of the Company. The agreement is for a term of approximately three years expiring June 30, 1998. Pursuant to the terms of the agreement Mr. Polito is to receive an annual salary of $300,000 per annum until June 30, 1996 with 10% yearly escalation, subject to adjustment by the Board of Directors. Mr. Polito is also to receive a yearly non-accountable expense allowance of $50,000. Mr. Polito received stock options under the Company's 1994 Senior Management Incentive Plan to purchase 25,000 shares at $5.50 per share, vesting at the rate of 7,500 in each of April 1996 and 1997 and 10,000 in April 1998. Mr. Polito also has the right to receive a yearly bonus equal to five percent (5%) of the first $1,000,000, upon reaching $1,000,000 and five percent (5%) of the next $500,000, upon reaching $1,500,000 and five percent (5%) after $1,500,000, of all the pre-tax profits of the Company. The Company shall pay to Mr. Polito a monthly draw of $10,000 against the bonus. Pursuant to the agreement the Company shall pay the premiums on a $3,500,000 life insurance policy for the benefit of individuals as directed by Mr. Polito, with an estimated yearly premium of $80,000. The agreement restricts Mr. Polito from competing with the Company for a period of one year after the termination of his employment. The agreement provides for severance compensation to be paid to Mr. Polito if his employment with the Company is terminated or there is a decrease in responsibilities or duties following a change in control of the Company. The severance compensation shall be made in one payment equal to three times the aggregate annual compensation paid to the Employee during the preceding calendar year.

     Steven and Ronald Polito receive annual salary compensations of $94,000 and $125,000, respectively, from the Company, which compensation levels commenced in March 1995 and April 1994, respectively. Both individuals also receive a car allowance equal to the monthly lease payments on their automobiles and travel expenses. Ronald Polito receives the payment of premiums on a life insurance policy of which he chooses the beneficiaries. Neither individual has entered into an employment agreement with the Company.

1994 Senior Management Incentive Plan

     In December, 1994, the Board of Directors adopted the Management Plan, which was adopted by shareholder consent. The Management Plan provided for the issuance of up to 150,000 shares of the Company's Common Stock in connection with the issuance of stock options and other stock purchase rights to Executive Officers and other key employees. In December, 1996, the board of Directors authorized an amendment the Management Plan to increase the amount of stock provided for to 1,000,000. The amendment was adopted by shareholder consent.

     The adoption of the  Management  Plan was prompted by the Company=s  desire
(i) to attract and retain qualified personnel, whose performance is expected to have a substantial impact on the Company's long-term profit and growth potential, by encouraging those persons to acquire equity in the Company; and
(ii) to provide the Board with sufficient flexibility regarding the forms of incentive compensation which the Company will have at its disposal in rewarding executive Officers, key employees, and consultants without unnecessarily depleting the Company=s cash reserves. The Management Plan is designed to augment the Company=s existing compensation programs and is intended to enable the Company to offer executives, key employees, and consultants a personal interest in the Company's growth and success through the grant of stock options and/or other rights pursuant to the Management Plan. It is contemplated that only those executive management employees (generally the Chairman of the Board, Vice-Chairman, Chief Executive Officer, Chief Operating Officer, President, and Vice Presidents of the Company) who perform services of special importance to the Company will be eligible to receive compensation under the Management Plan. As of the date of this Prospectus, the Company's Officers and Directors are Joseph Polito, Ronald Polito, Steven Polito and Philip Neilson, though the Plan also includes Messrs. Bauer, Panayi and Kubilus. A total of 1,000,000 shares of Common Stock will be reserved for issuance under the Management Plan.

     Unless otherwise indicated, the Management Plan is to be administered by the Board of Directors or a committee of the Board, if such a committee is appointed for this purpose (the Board or such committee, as the case may be, shall be referred to in the following description as the "Administrator"). Subject to the specific provisions of the Management Plan, the Administrator will have the discretion to determine (i) the recipients of the awards; (ii) the nature of the awards to be granted; (iii) the dates such awards will be granted;
(iv) the terms and conditions of the awards; and (v) the interpretation of the Management Plan, except that any award granted to any employee of the Company who is also a Director of the Company shall also be subject - in the event the persons serving as members of the Administrator of the Management Plan at the time such award is proposed to be granted do not satisfy the requirements regarding the participation of "disinterested persons" set forth in Rule 16b-3 ("Rule 16b-3") promulgated under the Exchange Act - to the approval of an auxiliary committee consisting of not less than two individuals who are considered "disinterested persons" as defined under Rule 16b-3. As of the date hereof, the Company has not yet determined who will serve on such auxiliary committee, if one is required.

     The Management Plan generally provides that, unless the Administrator determines otherwise, each option or right granted shall become exercisable in full upon certain "change of control" events as described in the Management Plan, or subject to any right or option granted under the Management Plan (through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or otherwise), the Administrator will make appropriate adjustments to such plans and the classes, number of shares, and price per share of stock subject to outstanding rights or options. Generally, the Management Plan may be amended by action of the Board of Directors, except that any amendment which (i) would increase the total number of shares subject to such plan; (ii) extend the duration of such plan; (iii) materially increase the benefits accruing to participants under such plan; or (iv) change the category of persons who can be eligible for awards under such plan, must be approved by the affirmative vote of a majority of the shareholders entitled to vote. The Management Plan permits awards to be made thereunder until November 2004.

         Directors who are not otherwise employed by the Company will not be eligible for participation in the Management Plan. The Management Plan provides for four types of awards: stocks options, incentive stock rights, stock appreciation rights (including limited stock appreciation rights) and Restricted Stock purchase agreements (as described below).

         Stock Options. Options granted under the Management Plan may be either incentive stock options ("ISOs") or options which do not qualify as ISOs ("non-ISOs"). ISOs may be granted at an option price of not less than 100% of the fair market value of the Common Stock on the date of grant, except that an ISO granted to any person who owns capital stock representing more than 10% of the total combined voting power of all classes of Common Stock of the Company ("10% stockholder") must be granted at an exercise price of at least 110% for the fair market value of the Common Stock on the date of the grant. The exercise price of the non-ISOs may not be less than 85% of the fair market value of the Common Stock on the date of grant. Unless the Administrator determines otherwise, no ISO or non-ISO may be exercisable earlier than one year from he date of grant. ISOs may not be granted to persons who are not employees of the Company. ISOs granted to persons other than 10% stockholders may be exercisable for a period of up to ten (10) years form the date of grant; ISOs granted to 10% stockholders may be exercisable for a period of up to five years from he dated of grant. No individual may be granted ISOs that become exercisable in any calendar year for Common Stock having a fair market value at the time of grant in excess of $100,00. Non-ISOs may be exercisable for a period of up to thirteen
(13) years from the date of grant.

     Payment for shares of Common Stock purchases pursuant to exercise of stock options shall be paid in full in (i) cash, (ii) by certified check, or, (iii) at the discretion of the Administrator by shares of Common Stock having a fair market value equal to the total exercise price or (iv) by a combination of the above. The provision that permits the delivery of already owned shares of stocks as payment for the exercise of an option may permit "pyramiding." In general, pyramiding enables a holder to start with as little as one share of common stock and, by using the shares of common stock acquired in successive, simultaneous exercises of the option, to exercise the entire option, regardless of the number of shares covered thereby, with no additional cash or investment other than the original share of common stock used to exercise the option.

         Upon termination of employment or consulting services, an optionee will be entitled to exercise the vested portion of an option for a period of up to three months after the date of termination, except that if the reason for termination was a discharge for cause, the option shall expire immediately, and if the reason for termination was for death or permanent disability of the optionee, the vested portion of the option shall remain exercisable for a period of twelve (12) months thereafter.

         On December 2, 1996, the Company granted to Joseph Polito, the Company's president, an option to purchase 125,000 shares at an exercise price of $1.10 per share (110% of the ten market price) in accordance with the Management Plan. The shares were registered for resale pursuant to a Form S-8 registration statement filed in February 1997. On March 25, 1997, Mr. Polito exercised the option. On April 11, 1997, Mr. Polito re-sold 60,000 of these shares.

         Incentive Stock Rights. Incentive stock rights consist of incentive stock units equivalent to one share of Common Stock in consideration for services performed for the Company. Each incentive stock unit shall entitle the holder thereof to receive, without payment of cash or property to the Company, one share of Common Stock in consideration for services performed for the Company or any subsidiary by the employee, subject to the lapse of the incentive periods, whereby the Company shall issue such number of shares upon the completion of each specified period. If the employment or consulting services of the holder with the Company terminate prior to the end of the incentive period relating to the units awarded, the rights shall thereupon be null and void, except that if termination is caused by death or permanent disability, the holder or his/her heirs, as the case may be, shall be entitled to receive a pro rata portion of the shares represented by the units, based upon that portion of the incentive period which shall have elapsed prior to the holder=s death or disability.

         Stock Appreciation Rights (SARs). SARs may be granted to recipients of options under the Management Plan. SARs may be granted simultaneously with, or subsequent to, the grant of a related option and may be exercised to the extent that the related option is exercisable, except that no general SAR (as hereinafter defined) may be exercised within a period of six months of the date of grant of such SAR, and no SAR granted with respect to an ISO may be exercised unless the fair market value of the Common Stock on the date of exercise exceeds the exercise price of the ISO. A holder may be granted general SARs ("General SARs") or limited SARs ("Limited SARs"), or both. General SARs permit the holder thereof to receive an amount (in cash, shares of Common Stock, or a combination of both) equal to the number of SARs exercised multiplied by the excess of the fair market value of the Common Stock on the exercise date over the exercise price of the related option. Limited SARs are similar to General SARs, except that, unless the Administrator determines otherwise, they may be exercised only during a prescribed period following the occurrence of one or more of the following "Change of Control" transaction: (i) the approval of the Board of Directors of consolidation or merger in which the Company is not the surviving corporation, the sale of all of substantially all the assets of the Company, or the liquidation or dissolution of the Company; (ii) the commencement of a tender or exchange offer for the Company's Common Stock (or securities convertible into Common Stock) without the prior consent of the Board; (iii) the acquisition of beneficial ownership by any person or other entity (other than the Company or any employee benefit plan sponsored by the Company) of securities of the Company representing 25% or more of the voting power of the Company's outstanding securities; or (iv) if during any period of two years or less, individuals who at the beginning of such period constitute the entire Board cease to constitute a majority of the Board, unless the election, or the nomination for election, of each new Director is approved by at least a majority of the Directors then still in office.

         The exercise of any portion of either the related option or the tandem SARs will cause a corresponding reduction in the number of shares remaining subject to the option or the tandem SARs, thus maintaining a balance between outstanding options and SARs.


         Restricted  Stock  Purchase   Agreements.   Restricted  Stock  purchase
agreements provide for the sale by the Company of shares of Common Stock at prices to be determined by the Board, which shares shall be subject to restrictions on disposition for a stated period during which the purchaser must continue employment with the Company in order to retain the shares. Payment must be made in cash. If termination of employment occurs for any reason within six months after the date of purchase, or for any reason other than death or by retirement with the consent of the Company of the Company after the six-month period but prior to the time that the restrictions on disposition lapse, the Company shall have the option to reacquire the shares at the original purchase price.

         Restricted shares awarded under the Management Plan will be subject to a period of time designated by the Administrator (the "restricted period") during which the recipient must continue to render services to the Company before the restricted shares will become vested. The Administrator may also impose other restrictions, terms and conditions that must be fulfilled before the restricted shares may vest.

         Upon the grant of restricted shares, stock certificates registered in the name of the recipient will be issued and such shares will constitute issued and outstanding shares of Common Stock for all corporate purposes. The holder will have the right to vote the restricted shares and to receive all regular cash dividends (and such other distributions as the Administrator may designate), if any, which are paid or distributed on the restricted shares, and generally to exercise all other rights as a holder of Common Stock, except that, until the end of the restricted period; (i) the holder will not be entitled to take possession of the stock certificates representing the restricted shares and
(ii) the holder will not be entitled to sell, transfer or otherwise dispose of the restricted shares. A breach of any restrictions, terms or conditions established by the Administrator with respect to any restricted shares will cause a forfeiture of such restricted shares.

         Upon expiration of the applicable restriction period and the satisfaction of any other applicable conditions, all or part of the restricted shares and any dividends or other distributions not distributed to the holder (the "retained distributions") thereon will become vested. Any restricted shares and any retained distributions thereon which do not so vest will be forfeited to the Company. If prior to the expiration of the restricted period a holder is terminated without cause or because of a total disability (in each case as defined in the Management Plan), or dies, then, unless otherwise determined by the Administrator at the time of the grant, the restricted period applicable to each award of restricted shares will thereupon be deemed to have expired. Unless the Administrator determines otherwise, if a holder's employment terminates prior to the expiration of the applicable restricted period for any reason other than as set forth above, all restricted shares and any retained distributions thereon will be forfeited.

         Accelerating of the vesting of the restricted shares shall occur, under the provisions of the Management Plan, on the first day following the occurrence of any of the following: (a) the approval by the stockholders of the Company of an "Approved Transaction"; (b) a "Control Purchase"; or (c) a "Board Change."

         An "Approved Transaction" is defined as (A) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of Common Stock would be converted into cash, securities or other property other than a merger of the Company in which the holders of the Common Stock immediately prior to the merger have the same proportionate ownership of Common Stock of the surviving corporation immediately after the merger, or (B) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, or (C) the adoption of any plan or proposal for the liquidation or dissolution of the Company.

         A "Control Purchase" is defined as circumstances in which any person (as such term is defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), corporation or other entity (other than the Company or any employee benefit plan sponsored by the Company) (A) shall purchase any Common Stock of the Company (or securities convertible into the Company's Common Stock) for cash, securities or any other consideration pursuant to at tender offer or exchange offer, without the prior consent of the Board of Directors, or (B) shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the then outstanding securities of the Company ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of Directors (calculated as provided in paragraph (d) of such Rule 13d-3 in the case of rights to acquire the Company's securities).

         A "Board Change" is defined as circumstances in which, during any period of two consecutive years or less, individuals who at the beginning of such period constitute the entire Board shall Cease for any reason to constitute a majority thereof unless the election, or the nomination for election by the Company's stockholders, of each new Director was approved by a vote of at least a majority of the Directors then still in office.

                            PRINCIPAL SECURITYHOLDERS

         The following table sets forth information as of September 30, 1997 with respect to the beneficial ownership of shares of Common Stock by (i) each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), known by the Company to be the owner of more than 5% of the outstanding shares of Common Stock; (ii) each Director; and (iii) all Officers and Directors as a group. Except to the extent indicated in the footnotes to the following table, each of the individuals listed below possesses sole voting power with respect to the shares of Common Stock listed opposite his name.

                                                                                Percent of
                                            Number of                           Common
Name                                        Shares                              Stock Owned
----                                        ---------                           -----------
U.S. Bridge Corp.(1)                                 1,240,665                              53.5%
53-09  97th Place
Corona, New York  11368

Joseph Polito (2)                                    1,305,665                              56.3%
c/o U.S. Bridge Corp.
53-09 97th Place
Corona, New York  11368

Steven Polito                                                -                                  -
c/o U.S. Bridge Corp.
53-09 97th Place
Corona, New York  11368

Ronald Polito                                                -                                  -
c/o U.S. Bridge Corp.
53-09 97th Place
Corona, New York  11368

Philip Neilson                                               -                                  -
c/o U.S. Bridge Corp.
53-09 97th Place
Corona, New York  11368

Marvin Weinstein                                             -                                  -
c/o U.S. Bridge Corp.
53-09 97th Place
Corona, New York  11368

All Officers and Directors
as a group (5 persons) (2)                              1,305,665                              56.3%
-----------------------------------------------------

(footnotes from previous page)

     (1) Does not include the shares issuable upon the exercise of the Special Warrant or the voting rights included in the shares of Series A Preferred Stock issuable upon the happening of certain events.

     (2) Mr. Polito owns approximately 61% of the outstanding shares of Corp. and may be considered the beneficial owner of the shares of the Company owned by Corp. Includes 15,000 shares issuable upon the exercise of stock options granted to Mr. Polito, all of which are vested. Does not include (i) 10,000 shares issuable upon the exercise of options not presently vested; or (ii) 60,000 shares which were resold upon the exercise of an option.

                            DESCRIPTION OF SECURITIES

         The Company's authorized capitalization consists of 10,000,000 shares of Common Stock, par value $.001 per share and 500,000 shares of Preferred Stock, par value $.01 per share, which may be issued in one or more series at the discretion of the board of directors. The following summary description of the Common Stock and Preferred Stock are qualified in their entirety by reference to the Company's Articles of Incorporation.

Common Stock

     Each share of Common Stock entitles its holder to one non-cumulative vote per share and, subject to the preferential rights of the Preferred Stockholders, the holders of more than fifty percent (50%) of the shares voting for the election of directors can elect all the directors if they choose to do so, and in such event the holders of the remaining shares will not be able to elect a single director. Holders of shares of Common Stock are entitled to receive such dividends as the board of directors may, from time to time, declare out of Company funds legally available for the payment of dividends. The Company has not paid cash dividends on its common stock and intends to retain earnings, if any, for use in its activities. Payment of cash dividends in the future will be wholly dependent upon the Company's earnings, financial condition, capital requirements and other factors deemed relevant by the board of directors. It is not likely that cash dividends will be paid in the foreseeable future. Upon any liquidation, dissolution or winding up of the Company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution to shareholders after the satisfaction of the liquidation preference of the preferred stockholders. See "Dividend Policy."

     Shareholders do not have any preemptive rights to subscribe for or purchase any stock, warrants or other securities of the Company. The Common Stock is not convertible or redeemable. Neither the Company's Certificate of Incorporation nor its By-Laws provide for preemptive rights.

Preferred Stock

     The Preferred Stock may be issued in one or more series, to be determined and to bear such title or designation as may be fixed by resolution of the board of directors prior to the issuance of any shares thereof. Each series of the Preferred Stock will have such voting powers (including, if determined by the board of directors, no voting rights), preferences, and other rights as determined by the board of directors, with such qualifications, limitations or restrictions as may be stated in the resolutions of the board of directors adopted prior to the issuance of any shares of such series of Preferred Stock.

     Purchasers of the securities offered hereby should be aware that the holders of any series of the Preferred Stock which may be issued in the future could have voting rights, rights to receive dividends or rights to distribution in liquidation superior to those of holders of the Common Stock, thereby diluting or negating the voting rights, dividend rights or liquidation rights of the holders of the Common Stock. Except for the Series A Preferred Stock, the Company has no present intention to issue any shares of Preferred Stock. Pursuant to the terms of the underwriting agreement with the Underwriter, the Company can not issue any shares of Preferred Stock, except for the Series A Preferred Stock, without the consent of the Underwriter. See "-- Series A Preferred Stock."

     Because the terms of each series of Preferred Stock may be fixed by the Company's board of directors without shareholder action, the Preferred Stock could be issued with terms calculated to defeat a proposed takeover of the Company, or to make the removal of the Company's management more difficult. Under certain circumstances, this could have the effect of decreasing the market price of the Common Stock. Management of the Company is not aware of any such threatened transaction to obtain control of the Company.

Series A Preferred Stock

     The Company has designated 400,000 shares as "Series A Preferred Stock". The Company shall issue to Corp. one share of the Series A Preferred Stock for every share of Common Stock issued upon the exercise of (a) the Corp. Warrants,
(b) Warrants issued in this Offering or (c) the exercise of the Underwriter's over-allotment option. No shares of Series A Preferred Stock have been issued.

     The shares of the Series A Preferred Stock shall have the right to vote with the shares of Common Stock at all meetings of the shareholders of the Company, or consent in writing in lieu of voting, or otherwise, in respect to any matter upon which the vote, or consent in lieu of voting of the shareholders is required, including without limitation the election of directors. Each share of Series A Preferred Stock shall be entitled to ten (10) votes.

     At such times as there are shares of Series A Preferred Stock outstanding, the board of directors shall be comprised of such odd number of directors as shall be fixed by the board of directors or as stated in the Company's certificate of incorporation; provided however that such number of directors shall not be less than three (3) nor more than fifteen (15).

     The shares of Series A Preferred Stock shall not be entitled to receive or earn any dividends or preference upon liquidation. The shares of Series A Preferred Stock then issued and outstanding shall be deemed canceled and no longer designated, issued or outstanding upon the happening of the expiration of the Warrants. The shares of Series A Preferred Stock are not redeemable by the Company.

Warrants

     Each warrant gives the holder the right to purchase one share of the Company's Common Stock, subject to adjustment in certain events at an initial price of $3.00 per share until August 8, 2000. The Warrants are redeemable by the Company at any time upon thirty (30) days' notice at a redemption price of $.05 per Warrant, provided that the closing bid quotation of the Common Stock for each of the twenty (20) trading days ending on the third day prior to the day on which the Company gives notice has been at least 150% of the then effective exercise price of the Warrants. The Company may elect to redeem the Warrants at such time as the Company requires additional capital. Redemption of the Warrants could force the holders to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, to sell the Warrants at the then current market price when they might otherwise wish to hold the Warrants, or to accept the redemption price, which is likely to be substantially less than the market value of the Warrants at the time of redemption. The Company will not redeem the Warrants at any time in which its registration statement is not current, so that investors will be able to exercise their Warrants during the 30 day notice period in the event of a warrant redemption by the Company.

         The exercise price and the number of shares of Common Stock purchasable upon the exercise of each Warrant are subject to adjustment in certain events, including the issuance of a stock dividend to holders of Common Stock, or a combination, subdivision or reclassification of Common Stock. No fractional shares will be issued upon exercise of Warrants, but the Company will pay the cash value of the fractional shares otherwise issuable.

         Notwithstanding the foregoing, in case of any consolidation, merger, sale or conveyance of the property of the Company as an entirety or substantially as an entirety, the holder of each outstanding Warrant shall continue to have the right to exercise the Warrant for the kind and amount of shares and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock for which such Warrants were exercisable immediately prior thereto.

         Holders of Warrants are not entitled, by virtue of being such holders, to receive dividends or to consent or to receive notice as shareholders in respect of any meeting of shareholders for the election of directors of the Company or any other mater, or to vote at any such meeting, or to exercise any rights whatsoever as shareholders of the Company.

     The Warrants may not be exercisable at any time this Prospectus shall not be deemed to be current. If this Prospectus is deemed no current, prior to the exercise of any Warrants, the Company must file a Post-Effective Amendment to the registration statement of which this Prospectus forms a part, and such Post-Effective Amendment must be declared effective by the Commission. The Company will notify all Warrantholders and its transfer agent that the Warrants may not be exercised in the event that a Post-Effective Amendment has not been declared effective on or before such date so as to prevent the Warrants from being exercised in the absence of a current, effective Registration Statement.

         In the event the Company reduces the exercise price or extends the exercise period of the Warrants, the Company will undertake the notification filing provisions herein referred to with respect to notification of Warrantholders and the filing of a Post-Effective Amendment. No such changes are currently contemplated by the Company.

Special Warrant

     The "Special Warrant" is a warrant issued to Corp. in connection with the issuance and sale of the Securities in the Company's initial offering. upon the consummation thereof. The Special Warrant is not transferable by Corp. and neither the Special Warrant nor the underlying shares of Common Stock upon exercise will be in registered form. The following statements are summaries of certain provisions of the "Special Warrant Agreement."

         The Special Warrant entitles Corp. to purchase one share of Common Stock at an exercise price of $2.50, during the term when any of the below referenced warrants are exercisable or if the Company meets the after-tax earnings specified below. The Special Warrant may only be exercised by Corp. in the event (i) that Corp.'s ownership of the Company's Common Stock falls below 50%, due to (a) the exercise of the Corp. Warrants, (b) exercise of the Warrants or (c) the exercise of the Underwriter's ove allotment option; or (ii) the Company earns, after taxes, in excess of $1,000,000 in each of fiscal 1995, 1996 or 1997, whereby, Corp. would be able to purchase one share for each $2.50 of after tax earnings in excess of $1,000,000 up to an aggregate of 350,000 shares. The Special Warrant with respect to the exercise of warrants as described in
(i)(a)-(c) above, may only be exercised to such extent that the number of shares of Common Stock acquired upon its exercise shall increase Corp.'s ownership of the Company's Common Stock to no more than 50.1% of the issued and outstanding shares of Common Stock at the date of exercise. On September 1, 1995, in conjunction with the underwriter of the Company's public offering exercising its over-allotment option to purchase 91,850 additional shares of the Company's Common Stock, the Corp. exercised its Special Warrant and purchased 5,665 shares of the Company's Common Stock at $2.50 per share.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On October 11, 1995, the Company paid One Carnegie $50,000 on behalf of MD, a wholly owned subsidiary of Corp., for fabrication services performed by MD. Such payment was treated as payment on account by the Company to MD. From July 1995 to October 1995 the Company paid MD approximately $183,000 for the labor associated with the fabrication of steel.

         On September 1, 1995, in conjunction with the underwriter of the Company's public offering exercising its over-allotment option to purchase 91,850 additional shares of the Company's Common Stock, the Company exercised its Special Warrant and purchased 5,665 shares of the Company's Common Stock at $2.50 per share.

         During the year ended June 30, 1996, the Company purchased from Waldorf approximately $180,333 of fabricated steel. Such amount paid to Waldorf represented approximately 18% of the steel purchased by the Company for the year ended June 30, 1996. Waldorf is wholly owned by Joseph Polito.

         During the three months ended September 30, 1997 and 1996 and for the years ended June 30, 1997 and 1996, the Company paid $35,000, $166,000, $371,321 and $622,050, respectively, to MD for certain materials and labor necessary to perform steel erection services.

     During the years ended June 30, 1997 and 1996, the Company paid $214,000 and $163,000, respectively, to Crowne Crane, Inc. for leasing of cranes necessary to perform steel erection services. Mr. Polito owns 50% of Crowne Crane, Inc.

     During the year ended June 30, 1997, the Company paid $35,000 to Atlas Gem Leasing, Inc. for certain machinery necessary to perform steel erection services. Atlas Gem Leasing, Inc. is wholly owned by Joseph Polito.

     On March 25, 1997, the Company issued 125,000 shares of Common Stock to Mr. Polito upon exercise by Joseph Polito of an option to purchase 125,000 shares at an exercise price of $1.10 per share, which option was granted under the Company=s Management Plan in December 1996. In February 1997, a Form S-8 Registration Statement was filed with the Securities and Exchange Commission, registering the sale of the shares underlying the option. On April 11, 1997, Mr. Polito sold 60,000 of these shares.

         On June 19, 1997, the Company was in arrears in the amount of $480,000 in payments due under its lease with RSJJ. The Company leases its administrative office space and certain storage space from RSJJ, a corporation owned by Joseph Polito. In accordance with a signed lease agreement which expires on March 31, 1998 the Company pays rent in the amount of $20,000 per month. This arrearage was converted into equity as follows: the Company issued 270,000 shares of Common Stock to Corp., for the cancellation of the debt owed, which in turn issued 200,000 shares of Corp.'s common stock to Mr. Polito and 150,000 shares of Corp. common stock to RSJJ, who in turn then transferred all of its shares to RSJJ=s mortgagor, who agreed to accept said shares as payment of RSJJ's outstanding mortgage.

         See "Executive Compensation" for information regarding management=s compensation.

                                 LEGAL OPINIONS

         Legal matters relating to the shares of Common Stock and Warrants will be passed on for the Company by its counsel, Klarman & Associates, New York, New York.

                                     EXPERTS

         The financial statements of the Company as of and for the years ended June 30, 1997 and 1996 have been audited by Scarano & Tomaro, P.C., Independent Certified Public Accountants, to the extent and for the period set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of that firm as experts in giving said reports. In July 1997, Scarano & Tomaro, P.C. was formed and is considered a successor firm of Scarano & Lipton, P.C. for auditing purposes, which firm has executed the report referenced above and consent annexed hereto.

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, with respect to the shares of Common Stock and Warrants to which this Prospectus relates. As permitted by the rules and regulations of the Commission, its Prospectus does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Shares and Warrants offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be copied and inspected at the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C., 20549.

                            U.S. BRIDGE OF N.Y., INC.
                          INDEX TO FINANCIAL STATEMENTS




                                                                                                      Page
                                                                                                     Number

Independent auditors' report                                                                           F-1

Balance sheets as of September 30, 1997 (unaudited)
 and June 30, 1997                                                                                     F-2

Statements of operations for the three months ended  September 30, 1997 and 1996
 (unaudited) and for the years ended June 30,
 1997 and 1996                                                                                         F-3

Statement of stockholders'  equity for the three months ended September 30, 1997
 (unaudited) and for the years ended
 June 30, 1997 and 1996                                                                                F-4

Statements of cash flows for the three months ended September
 30, 1997 and 1996 (unaudited) and for the years ended June 30, 1997 and 1996                          F-5

Notes to financial statements                                                                      F-6 - F-17



                          INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Stockholders of U.S. Bridge of N.Y., Inc.

     We have audited the accompanying balance sheet of U.S. Bridge of N.Y., Inc. (the "Company") as of June 30, 1997 and the related statements of operations, stockholders' equity and cash flows for the years ended June 30, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 1997, and the results of its operations and cash flows for the years ended June 30, 1997 and 1996 in conformity with generally accepted accounting principles.



Scarano & Tomaro, P.C.
Syosset, New York
October 4, 1997

                            U.S. BRIDGE OF N.Y., INC.
                                  BALANCE SHEET


                                     ASSETS
                                                         September 30,    June 30,
                                                         1997 (unaudited)    1997
Current assets:
    Cash .............................................   $   459,426   $   554,025
    Cash, restricted .................................       216,949       214,001
    Contracts and retainage receivable, net ..........    10,904,882     8,943,147
    Costs and estimated earnings in excess of billings
     on uncompleted contracts ........................     2,426,790     2,225,723
    Deferred tax asset ...............................       236,475       239,750
    Other current assets .............................       239,144        80,727
                                                         -----------   -----------

        Total current assets .........................    14,483,666    12,257,373

Other assets .........................................        23,743        21,445
                                                         -----------   -----------

Seeaaccompanying notes to financial statements .......   $14,507,409   $12,278,818
                                                         ===========   ===========

                            U.S. BRIDGE OF N.Y., INC.
                            STATEMENTS OF OPERATIONS


                                                 (Unaudited)
                                           For the three months ended     For the years ended
                                                 September 30,                  June 30,
                                           1997           1996           1997           1996
                                            ------------- ----------     ---------      ------------

Contract revenue .......................   $  8,918,385   $  3,147,941   $ 15,455,699    $  7,091,396

Cost of contract revenue ...............      7,541,175      2,254,387     11,167,130       5,197,215
                                            -----------   ------------    ------------    ------------

Gross profit ...........................      1,377,210        893,554      4,288,569       1,894,181

Expenses:
    General and administrative .........        590,697        487,432      2,342,309       2,121,007
    Bad debt expense ...................           --             --        1,287,000       1,019,127
                                            ------------   ------------    ------------    ------------

        Total expenses .................        590,697        487,432      3,629,309       3,140,134
                                            ------------   ------------    ------------    ------------

Income (loss) from operations
 before other income (expense)
 and provision (benefit) for
 income taxes ..........................        786,513        406,122        659,260      (1,245,953)

Other income (expenses):
    Interest expense ...................           --             --          (43,341)        (19,285)
    Unusual item (Note 6) ..............           --             --             --          (441,863)
    Gain on forgiveness of accounts
     payable ...........................           --             --          243,750            --
    Interest income ....................          2,948           --           10,425          27,478
                                            ------------   ------------    ------------    ------------
        Total other income (expenses) ..          2,948           --          210,834        (433,670)

Income (loss) before provision (benefit)
 for income taxes ......................        789,461        406,122        870,094      (1,679,623)

Provision (benefit) for income taxes ...        226,950           --          267,629        (855,250)
                                             ------------   ------------    ------------    ------------

Net income (loss) .....................  $      562,511 $      406,122    $   602,465    $   (824,373)
                                             ============   ============    ============    ============
 Income (loss) per common
 equivalent share:
   Income (loss) before provision
     (benefit) for income taxes ........    $        .34   $        .21    $        .44    $       (.93)
                                             ============   ============    ============    ============

    Provision (benefit) for income
     taxes .............................    $       .10    $   -           $        .14    $       (.47)
                                              ============    ============    ============

    Net income (loss) ..................    $       .24    $          .21  $        .30    $       (.46)
                                              ============    ============    ============

Weighted average number of shares
 outstanding ...........................      2,302,515      1,907,515      1,961,265       1,807,354
                                              ============   ============    ============    ============

                 See accompanying notes to financial statements

NOTE 1          -     ORGANIZATION

     U.S. Bridge of N.Y., Inc. (the "Company") is a New York corporation which provides steel erection for building, roadway and bridge repair projects for contractors who have been engaged by private and municipal/governmental clients. During June 1996, the Company began providing prime contracting (similar to general contracting services). The Company was incorporated on September 4, 1990 and is a 53.23% owned subsidiary of U.S. Bridge Corp. ("Bridge Corp."). The Company's President is also the majority stockholder 61% of Bridge Corp. and may be considered the beneficial owner of the Company.

NOTE 2          -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a) Basis of  presentation - Three months ended  September 30, 1997 and 1996
----------------------------------------------------------------------

     The unaudited interim financial statements for the three months ended September 30, 1997 and 1996 included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and, in the opinion of the Company, reflect all adjustments (consisting only of normal recurring adjustments) and disclosure which are necessary for a fair presentation. The results of operations for the three months ended are not necessarily indicative of the results for the full year.

     b) Use of estimates

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported as assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates with regard to these financial statements relate to the estimating of final construction contract profits in accordance with accounting for long-term contracts and estimating potential liabilities in conjunction with certain contingencies and commitments. Actual results could differ from these estimates.

     c) Cash and cash equivalents

     For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of six months or less to be cash equivalents. The Company at September 30, 1997 and June 30, 1997 maintains its cash deposits in accounts which are in excess of federal deposit insurance corporation limits by $204,708 and $244,625, respectively.

     As of September 30, 1997 and June 30, 1997 the Company maintains $216,949 and $214,001, respectively, of restricted cash securing a credit line from a financial institution on behalf of Bridge Corp.

                            U.S. BRIDGE OF N.Y., INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  INFORMATION WITH RESPECT TO THE THREE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED




NOTE 2          -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont=d)

                      d)      Contracts and retainage receivable

     Contracts receivable include receivables which represent amounts billed but uncollected on completed construction contracts and construction contracts in progress and unbilled retainage on completed and in progress construction contacts.

     The Company utilizes the allowance method for recognizing the collectibility of its contracts receivable. The allowance method recognizes bad debt expense based on a review of the individual accounts outstanding based on the surrounding facts and estimates made by management.

     e) Revenue recognition

     The Company recognizes revenue and costs for all contracts under the percentage of completion method. Cost of contract revenues includes all direct material and labor costs and those indirect costs related to contract performance. General and administrative expenses are accounted for as period costs and are, therefore, not included in the calculation of the estimates to complete construction contracts in progress. Material project losses are provided for in their entirety without reference to the percentage of completion. As contracts can extend over one or more accounting periods, revision in costs and earnings estimated during the course of the work are reflected during the accounting period in which the facts become known. An amount equal to the costs attributable to unapproved change orders and claims is included in the total estimated revenue when realization is probable.

     The current asset, "costs and estimated earnings in excess of billings on uncompleted contracts", represents costs and estimated earnings in excess of amounts billed on respective uncompleted contracts at the end of each period.

     The current liability, "billings in excess of costs and estimated earnings on uncompleted contracts," represents billings which exceed costs and estimated earnings on respective uncompleted contracts at the end of each period.

     f) Earnings (loss) per common share

     Earnings (loss) per common share for the three months ended September 30, 1997 and 1996 and for the year ended June 30, 1997 and 1996 are based upon the weighted average number of common stock outstanding during the respective periods.

                            U.S. BRIDGE OF N.Y., INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  INFORMATION WITH RESPECT TO THE THREE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED




NOTE 2          -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont=d)

                      g)      Income taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. In addition, future tax benefits, such as net operating loss carryforwards, are recognized currently to the extent such benefits are more likely than not to be realized as an economic benefit in the form of a reduction of income taxes in future years. Current income taxes are based on the respective periods= taxable income for Federal, State and City income tax reporting purposes.

     h) Fair value disclosure as of June 30, 1997

     The carrying value of cash, contract and retainage receivable, accounts payable, and accrued expenses, and payroll taxes payable are a reasonable estimate of their fair value.

     i) Balance sheet classifications

     The Company includes in current assets and liabilities amounts receivable and payable under construction contracts which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

     j) Impact of recently issued accounting standards

     During 1995, SFAS No. 123, AAccounting for Stock-based Compensation" was issued. The statement requires the fair value of stock options and other stock-based compensation issued to employees to be either included as compensation expense in the income statement, or the pro-forma effect on net income and earnings per share to be disclosed in the footnotes to the financial statements commencing in 1996. The Company has elected to adopt SFAS No. 123 effective July 1, 1995.

     k) Reclassifications

     Certain reclassifications have been made to the September 30, 1996 and June 30, 1996 financial statements in order to conform to the September 30, 1997 and June 30, 1997 presentation.

                           U.S. BRIDGE OF N.Y., INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  INFORMATION WITH RESPECT TO THE THREE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED




NOTE 3          -     CONTRACTS AND RETAINAGE RECEIVABLE

     Contract and retainage receivable consist of the following at:

                                                                                      September 30,       June 30,
                                                                                          1997              1997
                      Contracts in progress                                         $     6,003,052   $     5,087,169
                      Completed contracts                                                 5,057,991         4,920,134
                      Unbilled retainage on completed and in
                       progress contracts                                                 2,102,839         1,222,844
                                                                                    ---------------   ---------------
                                                                                         13,163,882        11,230,147
                      Less:  allowance for doubtful accounts                            (2,259,000)       (2,287,000)
                                                                                   ----------------   ---------------
                                                                                    $    10,904,882   $     8,943,147
                                                                                    ===============   ===============

NOTE 4          -     CONTRACTS IN PROGRESS

     Costs and estimated earnings in excess of billings and billings in excess of costs and estimated earnings on uncompleted contracts consist of the following at:

                                                                                      September 30,       June 30,
                                                                                          1997              1997
                      Costs incurred on uncompleted contracts                    $      21,070,977    $    14,025,808
                      Profits earned to date                                              5,587,216         4,190,473
                                                                                    ---------------   ---------------
                                                                                         26,658,193        18,216,281
                      Less: billings to date                                            (24,345,387)      (16,117,013)
                                                                                    ---------------   ---------------
                                                                                    $     2,312,806   $     2,099,268
                                                                                    ===============   ===============

                              Included in the  accompanying  balance sheet under
the following captions at:

                                                                                        September        June
                                                                                       30, 1997          30, 1997
                                                                                    --------------------  -----------
                      Costs and estimated earnings in excess of
                       billings on uncompleted contracts                             $    2,426,790   $     2,225,723
                      Billings in excess of costs and estimated
                       earnings on uncompleted contracts                                  (113,984)         (126,455)
                                                                                     --------------       -----------------
                                                                                    $     2,312,806   $   2,099,268
                                                                                    ===============   =============


                            U.S. BRIDGE OF N.Y., INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  INFORMATION WITH RESPECT TO THE THREE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED

NOTE 5          -     BACKLOG

     The following schedule summarizes changes in backlog on contracts during the three months ended September 30, 1997 and the year ended June 30, 1997. Backlog represents the amount of revenue the Company expects to realize from work to be performed on uncompleted contracts in progress at year end and from contractual agreements on which work has not yet begun.

                                                                                     Three
                                                                                months ended      Year ended
                                                                                September 30,     June 30,
                                                                                     1997         1997
                      Backlog balance at July 1, 1997 and 1996                  $6,088,048     $17,943,400
                      Change orders to contracts in progress                    8,896,118        2,486,885
                      New contracts during the period                                   -        1,113,462
                                                                                  --------       ---------
                                                                                  14,984,166      21,543,747
                      Less: contract revenue earned during the                  (8,918,385)      (15,455,699)

                            period
                      Backlog balance                                           $  6,065,781      $6,088,048
                                                                                ============      ==========

NOTE 6          -     PROMISSORY NOTES

     On January 16, 1995, an Underwriter commenced and privately offered on a best-efforts basis, sixteen (16) units of the Company=s securities at a price of $55,000 per unit. Each unit consisted of a promissory note in the principal amount of $45,000 bearing interest at 12% per annum, and 10,000 shares of common stock at $1.00 per share. The 160,000 shares sold in this offering were assigned a value of 100% of the initial public offering price of $5.00 per share. In relation to the common stock sold in the offering, the Company recorded deferred financing costs of $640,000 (160,000 shares at $5.00 per share less original cost of $1.00 per share). Deferred financing costs were amortized on a monthly basis until the earlier of March 1996, the due of the related promissory notes, or the initial public offering of the Company. As a result, at June 30, 1996, the Company had recorded amortization expense of $441,863. No amortization was recorded during the three months ended September 30, 1996 and September 30, 1997 or the year ended June 30, 1997. The holders of such shares included their shares in the Company=s initial public offering. The offering was completed on March 9, 1995 resulting in all sixteen (16) units being sold netting proceeds to the Company of approximately $696,851.

                            U.S. BRIDGE OF N.Y., INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  INFORMATION WITH RESPECT TO THE THREE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED




NOTE 7          -     ACCRUED EXPENSES

                 Accrued expenses consisted of the following at:

                                   September 30,June 30,
                                   1997         1997
Wages and related union benefits   $  535,642   $  307,934
Professional fees ..............        3,500       20,000
Accrued insurance expense ......      737,655      421,885
Accrued interest and penalties .      165,197      165,197
                                   ----------   ----------

                                   $1,441,994   $  915,016
                                   ==========   ==========



NOTE 8          -     INCOME TAXES

     The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the financial and tax basis of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of these temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. The Company's only such significant items relate to its allowance for doubtful accounts and Section 144 stock issued for services.

     For income tax purposes,  the Company  reports using a year end of December
31.

     The reconciliation of income tax computed at the federal statutory tax rate to income tax expense is as follows:

                                                                                    For the years ended June 30,

                                                                                          1997               1996
                                                                                    --------------          -----
                      Federal statutory income tax rate                                   34%               34%
                      Increases (reductions) resulting from:
                          State and local income taxes net of
                           federal benefit                                                13%               13%
                          Deferred income tax benefit, net
                           operating losses and other
                           miscellaneous permanent
                           differences                                                    (16%)             4%_

                      Effective income tax rate                                           31%               51%
                                                                                    =========          ========




NOTE 8          -    INCOME TAXES  (Cont=d)

     The tax effects of significant items comprising the Company's net deferred tax assets are as follows at June 30, 1997:

                      Allowance for doubtful accounts                               $    1,073,500
                      Section 144 restricted stock                                        (114,500)
                      Less: Valuation allowance                                           (719,250)
                                                                                    --------------

                      Current portion of deferred tax asset                         $      239,750
                                                                                     ==============

     The Company has recorded a deferred tax asset with an estimated valuation allowance of 75% as of June 30, 1997 based on the estimated deductibility of the above items in the future.

NOTE 9                -   STOCKHOLDERS EQUITY

     a) Recapitalization

     On April 24, 1994, the Company's parent, Bridge Corp., issued 2,820,000 shares of its own common stock to the previous stockholders of the Company in exchange for all of the Company's outstanding shares.

     The acquisition of the Company by Bridge Corp., was treated as a recapitalization for accounting purposes. Accordingly, after such transaction, the Company was a wholly-owned subsidiary of Bridge Corp. The Company became a majority-owned subsidiary of Bridge Corp. as a result of the Company's initial public offering, the exercise of a special warrant by Bridge Corp. and the exchange of Bridge Corp., stock for Company stock held by related parties.

     b) Initial Public Offering

     On August 14, 1995 the Company successfully completed its public offering. As a result, the Company sold 791,850 shares which included 91,850 shares in connection with the exercise of the underwriter's over-allotment options and 494,500 warrants which included 64,500 warrants pursuant to the underwriter's over-allotment option. The Company yielded a total net proceeds of $2,077,903 after deducting underwriter selling expenses and expense allowance, repayment of bridge loans and promissory notes and related accrued interest to the bridge lenders and private investors, and the pre-payment of the first two year's financial consulting agreement with the underwriter. Simultaneously with the offering, the Company charged all deferred offering costs incurred to additional paid-in capital which totaled $903,820.

     Upon the closing of the sale of the Shares and Warrants offered, the Company sold to the underwriter individually and not as a representative of the Underwriters, warrants to purchase 70,000 common shares and 43,000 Warrants exercisable for a period of four years commencing one year after the IPO effective date (August 9, 1995) at 120% of the initial offering price.

NOTE 9          -    STOCKHOLDERS EQUITY (Cont=d)

     c) Special Warrant

     On September 9, 1995, the Company's majority stockholder., Bridge Corp. purchased at $2.50 per share 5,665 common shares of the Company by exercising its right pursuant to the terms of a special warrant issued only to such stockholder in order to maintain an ownership interest above 50%.

     d) Issuance of common stock

     i) In  December  1994,  the  board of  directors  adopted  the 1994  Senior
Management Incentive Plan (the AManagement Plan@), which was adopted by shareholder consent. The Management Plan provided for the issuance of up to 150,000 shares of the Company=s Common Stock in connection with the issuance of stock options and other stock purchase rights to executive officers and other key employees. During December 1996, the board of directors authorized an amendment to the Management Plan to increase the amount of stock options available to 1,000,000.

     ii) During February 1997, pursuant to a Form S-8 Registration Statement filed with Securities and Exchange Commission, the Company registered 125,000 shares of common stock underlying option to issue common stock of the Company to the Company=s President pursuant to the 1994 Senior Management Incentive Plan. The options were exercisable at $1.10 per share (110% of the bid price on November 27, 1996). These options were exercised March 25, 1997 resulting in the issuance of 125,000 shares of common stock.

     iii) During June 1997, pursuant to an agreement with RSJJ Realty Corp., (ARSJJ@), (a Company wholly-owned by the Company=s President) the Company issued 270,000 shares of its common stock to RSJJ for settlement of $480,000 of accrued rent. These shares were then transferred to Bridge Corp. by RSJJ in exchange for shares in Bridge Corp. These shares have been recorded at the estimated market value at the date of issuance of $1.75 per share with a 50% haircut due to the restricted nature of the stock, or $236,750. As a result, the Company has recorded a gain on the forgiveness of accounts payable of $243,250.

                            U.S. BRIDGE OF N.Y., INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  INFORMATION WITH RESPECT TO THE THREE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED




NOTE 10         -     COMMITMENT AND CONTINGENCIES

     a) Disclosure of significant estimates - revenue recognition

     As outlined in the Summary of Significant Accounting Policies, the Company=s construction revenue is recognized on the percentage of completion basis. Consequently, construction revenue and gross margin for each reporting period is determined on a contract by contract basis by reference to estimates by the Company=s management and engineers of expected costs to be incurred to complete each project. These estimates include provisions for known and anticipated cost overruns, if any exist or are expected to occur. These estimated may be subject to revision in the normal course of business.

     b) Lease agreement

     The Company leases its administrative offices and storage space pursuant to a signed lease agreement with RSJJ. Such lease requires monthly payments of $20,000 and expires on March 31, 1998. Under such lease agreement, the Company is required to make future minimum lease payments as follows:

                                                                          September 30,             June 30,
                                 Year Ending                                    1997                       1997
                                                                          -----------------------      --------
                                  June 30,
                                    1998                                  $    120,000                 $   180,000
                                                                          =======================      ===========

     Included in general and administrative expenses is rent expense which amounted to $60,000 for the three months ended September 30, 1997 and 1996 and $240,000 for the years ended June 30, 1997 and 1996. In addition, pursuant to an oral agreement the Company leases a yard for storage material with an unrelated party which requires monthly payments of approximately $3,500. Accordingly, total rent expense for the three months ended September 30, 1997 and 1996 amounted to $70,500. Total rent expense for the years ended June 30, 1997 and 1996 amounted to $282,000. As of September 30, 1997 and June 30, 1997, $77,000
and $66,500, respectively, of rent remains unpaid and is included in accounts payable. During June 1997, the Company issued 270,000 shares of its common stock to settle $480,000 of accrued rent. (See Note 9(d)(iii).)

     c) Significant customers and vendors

     For the three months ended September 30, 1997 and 1996, the Company had two and three unrelated customers respectively, which accounted for approximately 99% of total revenues. As of September 30, 1997 and June 30, 1997, approximately 79% and 53% of contracts and retainage receivables are due from three customers.

     For the years ended June 30, 1997 and 1996, the Company had three unrelated customers respectively, which accounted for approximately 86% and 62%, respectively, of total revenues. As of June 30, 1997 and 1996 approximately 83% and 89% of contracts and retainage receivables are due from four and three customers, respectively.

                            U.S. BRIDGE OF N.Y., INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  INFORMATION WITH RESPECT TO THE THREE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED




NOTE 10           -     COMMITMENT AND CONTINGENCIES (Cont=d)

     d) Seasonality

     The Company operates in an industry which may be seasonal, generally due to inclement weather occurring during the winter months. Accordingly, the Company may experience a seasonal pattern in its operating results with lower revenue in the third quarter of each fiscal year. Quarterly results may also be affected by the timing of bid solicitations by governmental authorities, the stage of completion of major projects and revenue recognition policies.

     e) Bonding requirements

     The Company is required to provide bid and/or performance bonds in connection with governmental construction projects. To date, the Company has been able to sufficiently obtain bonding for its private projects. The Company is continuously pursuing obtaining bonding for its governmental construction projects. In addition, new or proposed legislation in various jurisdictions may require the posting of substantial additional bonds or require other financial assurances for particular projects.

     f) Mechanics liens

     As of June 30, 1997, three actions to foreclose upon mechanics liens filed during the fiscal year were commenced. Such actions seek relief in the amount of $3,278,775.

     g) Legal Proceedings

     i) During January 1997, an action was commenced by the Ohio Bridge Corporation (AOhio@) against the Company. Ohio claims that the Company has infringed its trademark AU.S. Bridge@. During August 1997, the Company agreed to effect a name change to AUSA Bridge Construction of NY@ before the end of the 1997 calendar year.

     ii) The Company is a party to various claims and legal proceedings incidental to its business. In management=s opinion, the outcome of these claims and proceedings will not have a material adverse effect on the financial statements of the Company taken as a whole.

     h) Payroll taxes

     As of September 30, 1997 and June 30, 1997, the Company owes approximately $2,042,336 and $1,349,225, respectively of payroll taxes and related penalties and interest. Although as of June 30, 1997, the Company has not entered into any formal repayment agreements with the respective tax authorities, it has been making monthly payments based on oral agreements.

                            U.S. BRIDGE OF N.Y., INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  INFORMATION WITH RESPECT TO THE THREE MONTHS
                 ENDED SEPTEMBER 30, 1997 AND 1996 IS UNAUDITED




     NOTE 11 - RELATED PARTY TRANSACTIONS

     a) Purchase of material and labor

     For the three months ended September 30, 1997 and 1996 and for the years ended June 30, 1997 and 1996, the Company paid $35,000, $166,000, $371,321 and
$622,050, respectively, to US Bridge Corp. (Maryland) (AUS Bridge MD@) for materials and labor necessary to perform steel erection services. US Bridge MD is a wholly-owned subsidiary of Bridge Corp. During September 1996, US Bridge MD ceased substantially all of its operations and the Company began purchasing material and labor from unrelated third party steel fabricators. At September 30, 1997 and June 30, 1997, the Company owed US Bridge MD $57,220 and $62,606, respectively, principally for advances in connection with above services and such amounts are non-interest bearing and due on demand. Lastly, for the year ended June 30, 1996 the Company purchased from Waldorf Steel Fabricators, Inc., (AWaldorf@) approximately $180,333 of the materials and labor necessary to perform fabrication services. Effective August 1, 1995 Waldorf ceased operations. As result, the Company had no purchases from Waldorf during the year ended June 30, 1997 or the three months ended September 30, 1997 and 1996. Said vendor is under the common control of the Company's majority stockholder and President.

     b) Rent expense

     Included in general and administrative expenses is rent expense paid pursuant to a signed lease agreement with a company wholly-owned by the Company's President. Such rent amounted to $60,000 for the three months ended
September 30, 1997 and 1996 and $240,000 for the years ended June 30, 1997 and 1996.

     c) Employment agreement

     On April 4, 1995, the Company entered into an employment agreement with its President and Director for a term of approximately three (3) years expiring on June 30, 1998. The employment agreement provides for an annual salary of $300,000 with a 10% annual escalation. In addition, the President and Director has been granted options to purchase 25,000 shares of the Company's common stock, all of which options shall vest through April 1998. The exercise price of the options shall be equal to the 110% of the stock price in the initial public offering. The foregoing options are intended to qualify as incentive stock options.

     d) Due from related parties

     During the three months ended September 30, 1997 and 1996 and the years ended June 30, 1997 and 1996 the Company paid certain expenses on behalf of Bridge Corp. These advances are non-interest bearing and are due on demand. As of September 30, 1997 and June 30, 1997 such advances to Bridge Corp. amounted to $88,566 and $18,566, respectively, and are included in other current assets.

NOTE 11           -     RELATED PARTY TRANSACTIONS (Cont=d)

     e) Due to related parties

     (i) Since June 1995 the President of the Company has advanced the Company certain funds. The advances are non-interest bearing and are due on demand. At September 30, 1997 and June 30, 1997 amounts due to the President amounted to $82,783 and $225,368, respectively.

     (ii) As of September 30, 1997 and June 30, 1997, the Company owes approximately $140,233 and $96,526, respectively, for advances made by affiliates and related parties on its behalf. Such advances are non-interest bearing and are due on demand.

NOTE 12 - SUBSEQUENT EVENT

     During November 1997, the Company paid approximately $755,000 of payroll taxes towards its September 30, 1997 liability.


     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION STATED IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                     --------------------

                       TABLE OF CONTENTS

PROSPECTUS SUMMARY............................................

RISK FACTORS..................................................

DIVIDEND POLICY...............................................

DILUTION......................................................

USE OF PROCEEDS...............................................

CAPITALIZATION................................................

BUSINESS......................................................

MANAGEMENT....................................................

PRINCIPAL SECURITYHOLDERS.....................................

DESCRIPTION OF
SECURITIES ...................................................

SHARES ELIGIBLE FOR
FUTURE SALE...................................................

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................

UNDERWRITING..................................................

LEGAL OPINIONS................................................

EXPERTS.......................................................

AVAILABLE INFORMATION.........................................

INDEX TO FINANCIAL STATEMENTS.............................F-0








               II-

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

         As permitted under the New York General Corporation Law, the Company's Certificate of Incorporation and By-laws provide for indemnification of a director or officer under certain circumstances against reasonable expenses, including attorneys fees, actually and necessarily incurred in connection with the defense of an action brought against him by reason of his being a director or officer. In addition, the Company's charter documents provide for the elimination of directors' liability to the Company or its shareholders for monetary damages except in certain instances of bad faith, intentional misconduct, a knowing violation of law or illegal personal gain.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to any charter, provision, by-law, contract, arrangement, statute or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person of the Company in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 25.  Other Expenses of Issuance and Distribution.

Registration Fee                                              $  -
Printing and Engra                                            $  2,500 (1)
Legal Fees                                                    $20,000 (1)
Accounting                                                    $  7,500 (1)
Transfer Agent                                                $  --      (1)
NASD Filing Fees                                              $  --
Miscellaneous                                                 $  2,500 (1)
                                                              --------
Total                                                         $32,500 (1)

(1)      Estimated.

Item 26.  Recent Sales of Unregistered Securities.

         On June 19, 1997, the Company issued 270,000 shares in accordance with the cancellation of the debt of $480,000, owed pursuant to the Company's lease. This transaction was exempt from registration under the Act, in reliance upon the exemption afforded by Section 4(2) of the Act for transactions not involving a public offering. The certificate evidencing such sales bear an appropriate restrictive legend.


Item 27.  Exhibits.

         All exhibits, except those designated with an asterisk (*), which are filed herewith have previously been filed with the Commission in connection with the Company's Registration Statement on Form SB-2, dated August 9, 1995 under file No. 33-89230-NY (the "SB-2") or as referenced herein and pursuant to 17 C.F.R. '230.411, are incorporated by reference herein. All exhibits which do not include an * or specific reference are incorporated by reference to the SB-2.

 3.1              -        Certificate of Incorporation of the Company filed September 4, 1990.
 3.2              -        Certificate of Amendment to the Certificate of Incorporation of the Company filed January 31, 1995.
 3.3              -        By-Laws of the Company.
 3.3              -        Specimen Common Stock Certificate.
 4.1              -        Specimen Redeemable Common Stock Warrant Certificate.
 4.3              -        Form of Redeemable Common Stock Warrant Agreement between the Company and Continental Stock Transfer &
                              Trust Company.
 4.4              -        Form of Special Warrant.
 4.6              -        U.S. Bridge Corp. note issued in January 1995.
 4.7              -        Form of Promissory Note sold in Private Placement in March 1995.
 4.8              -        Stock option and Agreement issued to Joseph Polito.
 5.0              -        Opinion of Klarman & Associates.
10.2              -        Stock Purchase Agreement between Corp. and the Company.
10.3              -        Employment Agreement of Joseph Polito
10.4              -        Lease Agreement between the Company and R.S.J.J. Realty Corp.
10.5              -        The Company Incentive Stock Option Plan
10.6              -        Agreement between Iron Workers Local Union 40 and the Company.
10.7              -        Agreement between Local Union 14, 14B, 15, 15A, 15C, 15D, International Union of Operating Engineers,
                              AFL-CIO and the Company.
10.8              -        Agreement between Local 780 and the Company.
10.9              -        Subcontractor agreement between the Company and McKay Enterprises, Inc., with respect to the reconstruction of 4th Avenue Bridge.
10.10             -        Subcontractor agreement between the Company and Perini Corporation, with respect to the rehabilitation of
                              Stillwell Avenue Station on Coney Island.
10.11             -        Subcontractor agreement between the Company and Perini Corporation, with respect to the rehabilitation of
                              39th Street Bridge over L.I.R.R.
10.12             -        Subcontractor agreement between the Company and KISKA Construction Corporation-USA, with respect to the rehabilitation of Robert Mosses Causeway.
10.13             -        Agreement between Atlas and the Company pursuant to the sale of contracts.
10.14             -        Promissory Note issued to First Bank of the Americas.
10.15             -        Subcontractor agreement between the Company and McKay Enterprises, Inc., with respect to the rehabilitation of the Kosciuszko Bridge.
10.17             -        Agreement to capitalize the $400,000 debt into 320,000 shares of U.S. Bridge Corp.
10.18             -        Subcontractor agreement between the Company and Trataros Construction Inc. (the Williamsburg Houses
                              project), dated April 11, 1996. (Incorporated by reference to Exhibit 10.18 to Form 10-KSB for the year ended June 30, 1997.)
10.19             -        Subcontractor agreement between the Company and Hannibal Construction Co., Inc. (the "Hellgate Viaduct
                              Structures project), dated October 30, 1996. (Incorporated by reference to Exhibit 10.19 to Form
                              10-KSB for the year ended June 30, 1997.)
10.20             -        Subcontractor agreement between the Company and N.Y. Iron (the Indonesian Mission project), dated
                              November 6, 1996. (Incorporated by reference to Exhibit 10.20 to Form 10-KSB for the year ended June
                              30, 1997.)
10.21             -        Prime contractor agreement between the Company and Eklec Co. (the Palisades Power Mall project), dated
                              June 17, 1996. (Incorporated by reference to Exhibit 10.21 to Form 10-KSB for the year ended June 30,
                              1997.)
10.22             -        Subcontractor agreement between the Company and Lehrer McGovern, Bovis, Inc. (the Louis Vuitton project), dated May 15, 1996. (Incorporated by reference to Exhibit 10.22 to Form 10-KSB for the year ended June
                               30, 1997.)
10.23             -        Prime contractor agreement between the Company and Tishman Construction Corporation of New York, dated
                              July 24, 1996. (Incorporated by reference to Exhibit 10.23 to Form 10-KSB for the year ended June 30,
                              1997.)
10.24             -        Subcontractor agreement between the Company and Humphreys &  Harding, Inc. (the Korean Mission project), dated January 15 1997. (Incorporated by reference to Exhibit 10.24 to Form 10-KSB for the year ended
                              June 30, 1997.)
 23.01*           -        Consent of Scarano & Tomaro, P.C.
 23.02            -        Consent of Klarman & Associates, as annexed to Exhibit 5.0.

Item 28.  Undertakings.

         The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a Post-Effective Amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent Post-Effective Amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, including but not limited to any addition or deletion of a managing Underwriter.

     (2) That, for the purpose of determining any liability under the Act, each such Post-Effective Amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of Post-Effective Amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for the purpose of determining any liability under the Act, each such Post-Effective Amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes to provide to the Underwriter at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue by such court. See Item 24.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Corona, New York on the 30th day of January, 1998.


                                                       U.S. BRIDGE OF N.Y., INC.


                                                        By: \s\ Joseph M. Polito
                                                               Joseph M. Polito,
                                                                       President


     Pursuant to the requirements of the Securities Act of 1933 as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



/s/ Joseph M. Polito                        President and Director                                       1/30/98
Joseph M. Polito                            (Chief Executive                                             Date
                                            Officer)


/s/ Ronald J. Polito                        Secretary and Director                                       1/30/98
Ronald J. Polito                                                                                         Date



/s/ Steven J. Polito                        Treasurer                                                    1/30/98
Steven J. Polito                                                                                         Date



/s/ Philip Neilson                          Director                                                     1/30/98
Philip Neilson                                                                                           Date


/s/ Marvin Weinstein                        Director                                                     1/30/98
Marvin Weinstein                                                                                         Date